Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-180315

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 24, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated April 2, 2012)

U.S.$500,000,000

Agrium Inc.

    % Debentures due             , 20

The debentures due             , 20     will bear interest at the rate of     % per year (the “debentures”). We will pay interest on the debentures semi-annually on              and              of each year, beginning             , 2013. The debentures will be our direct, senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The debentures will be issued only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. The effective yield on the debentures if held to maturity will be     %. The reporting currency of the debentures will be United States dollars.

We may redeem the debentures, in whole or in part, at any time and from time to time at our option at the redemption prices described in this Prospectus Supplement. We may also redeem the debentures, in whole but not in part, in the event certain changes affecting Canadian withholding taxes occur. We will be required to make an offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). The debentures are not subject to any sinking fund provisions.

We will not make application to list the debentures on any securities exchange or to include them in any automated quotation system. Accordingly, there are no established trading markets through which the debentures may be sold and purchasers may not be able to resell the debentures purchased hereunder. This may affect the pricing of the debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the debentures, and the extent of issuer regulation. See “Risk Factors” in this Prospectus Supplement.

Investing in the debentures involves certain risks. See “Risk Factors” in this Prospectus Supplement beginning on page S-10 and in the accompanying Prospectus beginning on page 6.

Per Debenture	Total
Public offering price(1)%	U.S.$
Underwriting commission %	U.S.$
Proceeds, before expenses, to Agrium Inc.(1)%	U.S.$

Note:

(1)	Plus accrued interest, if any, from , 2012, if settlement occurs after that date.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and they are subject to Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). As a result, they may not be comparable to the financial statements of U.S. companies.

You should be aware that the purchase of the debentures may have tax consequences both in the United States and Canada. This Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and consult with your tax advisor. See “Certain Income Tax Considerations”.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus Supplement and the accompanying Prospectus are residents of Canada, and a substantial portion of our and their assets are located outside the United States.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission or similar authority has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offence.

The debentures will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”) for the account of its participants on or about             , 2012.

Joint Book-Running Managers

BofA Merrill Lynch	RBC Capital Markets	Scotiabank

The date of this Prospectus Supplement is             , 2012

IMPORTANT NOTICE ABOUT INFORMATION IN

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the debentures that we are offering and also adds to and updates certain information contained in the accompanying Prospectus (as defined below) and the documents incorporated by reference therein. The second part, the accompanying short form base shelf prospectus dated April 2, 2012, as may be amended or supplemented from time to time (the “Prospectus”), provides more general information, some of which may not apply to the debentures offered hereunder. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein include important information about us, the debentures and other information you should know before investing in the debentures.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the debentures hereby. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus. See “Documents Incorporated by Reference in the Prospectus” and “Where You Can Find More Information” in this Prospectus Supplement.

To the extent that the description of the debentures varies between this Prospectus Supplement and the accompanying Prospectus, you should rely only on the information in this Prospectus Supplement.

You should rely only on the information contained in this Prospectus Supplement and contained or incorporated by reference in the accompanying Prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where such offers and sales are permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus, as well as information we have previously filed or may subsequently file with the SEC and with the securities regulatory authority in each of the provinces of Canada that is incorporated by reference in the accompanying Prospectus, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

Other than under the headings “Summary of the Offering” and “Description of the Debentures”, and unless the context otherwise requires, all references in this Prospectus Supplement to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries, Agrium Inc.’s proportionate share of joint ventures, including through its 50% ownership interest in Profertil S.A. (“Profertil”), any partnership of which Agrium Inc. and its subsidiaries are the partners, including the Agrium Partnership (as defined herein), and our significant equity investments.

We prepare our consolidated financial statements in accordance with IFRS, which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in the accompanying Prospectus may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. GAAP.

In this Prospectus Supplement we make reference to “EBITDA” (which we define as our net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies. The components of this measure are calculated in accordance with IFRS, but EBITDA is not a recognized measure under IFRS or U.S. GAAP, and our method of calculation for such measure may not be comparable with that of other companies. Accordingly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS. For a reconciliation of EBITDA to net earnings, as calculated in accordance with IFRS, see “Selected Historical Consolidated Financial Information” in this Prospectus Supplement.

In the discussion under the heading “Summary – Recent Developments”, a reference is made to the Viterra Material Change Report (as defined below), incorporated by reference into this Prospectus Supplement, which includes a statement in respect of EBITDA as used by Viterra (as defined below). Viterra has disclosed that for purposes of its financial disclosures it defines EBITDA as earnings before financing expenses, taxes, amortization, goodwill impairment, (gain) loss on disposal of assets, integration expenses, and net foreign exchange (gain) loss on acquisition.

EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the accompanying Prospectus, references to “dollars”, “$” and “U.S.$” are to United States dollars and references to “Cdn.$” are to Canadian dollars. We use the United States dollar as our reporting currency and, accordingly, our financial statements and management’s discussion and analysis incorporated by reference in the accompanying Prospectus and our historical financial information set forth under “Selected Historical Consolidated Financial Information” in this Prospectus Supplement report all amounts in United States dollars unless otherwise noted. The exchange rates between the Canadian dollar and the United States dollar used in this Prospectus Supplement and the accompanying Prospectus vary depending on the date of the information contained herein.

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
Rate at end of period	0.9555	1.0054	0.9833	1.0370	0.9813
Average rate for period	0.8797	0.9713	1.0117	1.0295	0.9948
High for period	0.9716	1.0054	1.0583	1.0542	1.0197
Low for period	0.7692	0.9278	0.9430	0.9978	0.9599

On September 21, 2012, the Bank of Canada noon rate was Cdn.$1.00 = U.S.$1.0252.

SUMMARY

The following is a summary of certain information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein, and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein.

Agrium

We are a retailer of agricultural products and services in Canada, the United States, South America, Europe and Australia and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2011, we reported our business through three business units and a fourth non-operating business unit for corporate and inter-company eliminations. Our three operating business units are Retail, Wholesale and Advanced Technologies.

For a description of our business and operating business units see “Agrium” in the accompanying Prospectus.

Recent Developments

Substantial Issuer Bid

On September 12, 2012, we commenced an offer to purchase for not more than Cdn.$900 million in cash up to 9,473,684 of our common shares at a purchase price of not less than Cdn.$95.00 and not more than Cdn.$107.00 per common share (the “Issuer Bid”). The Issuer Bid will expire at 5:00 p.m. (Eastern time) on October 19, 2012, unless otherwise withdrawn, extended or varied by us. All common shares purchased under the Issuer Bid will be cancelled. The Issuer Bid is not conditional upon any minimum number of common shares being tendered or subject to any financing conditions; however, it is subject to certain other conditions. Full particulars of the terms and conditions of the Issuer Bid are set out in our offer to purchase and issuer bid circular dated September 12, 2012 (the “Issuer Bid Circular”) and related documents. The Issuer Bid is being made pursuant to the Issuer Bid Circular and this Prospectus Supplement is not an offer to purchase any common shares. The Issuer Bid has not yet expired and, therefore, the final results of the Issuer Bid are not yet available.

Viterra Acquisition

On March 20, 2012, we announced that we had entered into a support and purchase agreement, as amended (the “Support and Purchase Agreement”) with Glencore International plc (“Glencore”) to acquire (the “Viterra Acquisition”) the majority of Viterra Inc.’s (“Viterra”) Agri-products business upon completion of the supported acquisition of Viterra by an affiliate of Glencore pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Glencore Acquisition”). The Viterra Acquisition is subject to completion of the Glencore Acquisition, receipt of any required consents to transfer and applicable regulatory clearances in respect of the Purchased Assets (as defined below) and the satisfaction of certain conditions set forth in the Support and Purchase Agreement. See “Risk Factors – Risk Factors Relating to the Proposed Viterra Acquisition”.

Agrium has agreed to advance a loan of Cdn.$1.775 billion to Glencore at the time Glencore is first required to pay for Viterra shares pursuant to the Glencore Acquisition. The loan advance is repayable by the transfer of the Purchased Assets to, or to the direction of, Agrium, subject to certain other closing purchase adjustments. The loan advance will be secured by a proportionate number of shares of Viterra based on the amount advanced by Agrium to Glencore divided by the cost per Viterra share pursuant to the Glencore Acquisition. In support of its loan advance obligation, Agrium has provided Glencore a letter of credit for Cdn.$85 million.

The Viterra Acquisition entails Agrium acquiring the majority of Viterra’s Agri-products business, including approximately 90% of Viterra’s 258 Canadian farm centres, 17 Australian agri-products locations, a 34% interest in Canadian Fertilizers Limited, which owns a nitrogen facility located in Medicine Hat, Alberta (the “Nitrogen Facility Interest”), storage and distribution assets, an option to acquire Viterra’s wool business in Australia and certain other assets (collectively, the “Purchased Assets”). As described below under “- Nitrogen Facility Interest Disposition”, we subsequently reached an agreement for Glencore to sell the Nitrogen Facility Interest to a third party. Agrium will also assume certain liabilities and obligations relating to the Purchased Assets and the business, operations and activities relating thereto, including certain environmental, financial, regulatory, employee and employment and pension plan-related obligations.

Glencore is responsible for completing the Glencore Acquisition, including obtaining all necessary regulatory clearances thereunder, and for obtaining all necessary consents to transfer in order for the Purchased Assets to become capable of being transferred to, or to the direction of, Agrium. The Glencore Acquisition is subject to satisfaction or waiver of all applicable conditions.

The Viterra Acquisition is subject to various terms and conditions including completion of the Glencore Acquisition, receipt of any required consents to transfer and applicable regulatory clearances in respect of the Purchased Assets, the satisfaction of certain conditions set forth in the Support and Purchase Agreement and adjustments for approximately 10% of Viterra’s farm centres being excluded from the Purchased Assets, working capital, and the accrual to Agrium of Viterra’s after–tax operating cash flow on the Purchased Assets from March 31, 2012 to closing of Agrium’s acquisition of the Purchased Assets. Following adjustment for the excluded farm centres, the purchase price is expected to be approximately Cdn.$1.65 billion, including estimated working capital of approximately Cdn.$0.4 billion.

For further details on the proposed Viterra Acquisition, see our material change report filed on March 20, 2012 (the “Viterra Material Change Report”), which is incorporated by reference in the accompanying Prospectus. On September 7, 2012, we entered into an agreement amending certain termination provisions of the Support and Purchase Agreement.

Nitrogen Facility Interest Disposition

On August 2, 2012, Agrium announced that it had reached an agreement for Glencore to sell the Nitrogen Facility Interest to CF Industries Holdings, Inc. (“CF”) upon closing of the Glencore Acquisition for the purchase price of approximately Cdn.$915 million pursuant to the terms of the purchase and sale agreement between Glencore and CF dated August 2, 2012. In accordance with the Support and Purchase Agreement, the proceeds of such sale by Glencore to CF are payable to Agrium for its account and benefit, and the final net purchase price will include adjustments for working capital and the after-tax operating cash flow generated by the Nitrogen Facility Interest from March 31, 2012 to closing of the sale of the Nitrogen Facility Interest by Glencore to CF.

SUMMARY OF THE OFFERING

The following is a brief summary of certain of the terms of this offering. As used under the heading “Description of the Debentures” in this Prospectus Supplement, all references to “we”, “us”, “our” and “Agrium” shall mean Agrium Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries, its proportionate share of joint ventures, including through its 50% ownership interest in Profertil, and any partnership of which it is a partner, including the Agrium Partnership and its significant equity investments. For a more complete description of the terms of the debentures, see “Description of the Debentures” in this Prospectus Supplement” and “Description of Debt Securities” in the accompanying Prospectus.

Issuer	Agrium Inc.

Debentures Offered	U.S.$500,000,000 aggregate principal amount of % debentures due , 20 .

Interest Payment Dates

Interest on the debentures will accrue from and including     , 2012 and will be payable on              and              of each year, beginning             , 2013. Interest will be payable to holders of record as of the immediately preceding              and             , respectively.

Maturity Date	, 20 .

Ranking

The debentures will be our direct, senior unsecured obligations, will rank equally with all of our existing and future senior unsecured debt, and will rank senior to all of our existing and future subordinated debt. See “Description of the Debentures – Ranking” in this Prospectus Supplement.

As of June 30, 2012, we had approximately U.S.$2.1 billion of indebtedness outstanding that ranks equally with the debentures. As of June 30, 2012, on an adjusted basis after giving effect to the issuance and sale of the debentures offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds”, we would have had approximately U.S.$2.6 billion of indebtedness outstanding that ranks equally with the debentures.

The debentures will also be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries and of “Agrium”, our wholly-owned Alberta general partnership (the “Agrium Partnership”), and our proportionate share of our joint venture liabilities. See “Risk Factors – Risks relating to the Securities – The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership” in the accompanying Prospectus.

As of June 30, 2012, our subsidiaries and the Agrium Partnership had, taken together with our proportionate share of our joint venture liabilities, approximately U.S.$4.7 billion of total liabilities (excluding intercompany liabilities).

Further Issues

We may from time to time, without notice to, or the consent of, the holders of debentures, create and issue further debentures having the same terms and conditions in all respects as the debentures, except for the issue date, the issue price and the first payment of interest thereon. Additional debentures issued in this manner will be consolidated with and will form a single series with the debentures being offered hereby.

Optional Redemption

We may redeem the debentures, in whole or in part, at our option, at any time and from time to time, at the applicable redemption prices set forth under the heading “Description of the Debentures – Optional Redemption” in this Prospectus Supplement.

We may also redeem the debentures at our option, in whole but not in part, at any time on not less than 30 nor more than 60 days’ prior written notice, at 100% of their principal amount, together with accrued interest thereon to the redemption date, in the event certain changes affecting Canadian withholding taxes occur. See “Description of the Debentures – Tax Redemption” in this Prospectus Supplement.

Sinking Fund	None.

Certain Covenants

The Indenture (as defined herein) governing the debentures contains certain covenants that, among other limitations, restrict our ability to amalgamate or consolidate with or merge into a third party or convey, transfer or lease all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis and limit our ability to create certain liens.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Debentures” in this Prospectus Supplement and under “Description of Debt Securities – Covenants” in the accompanying Prospectus.

Change of Control

We will be required to make an offer to purchase the debentures at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event, as described under “Description of the Debentures – Change of Control” in this Prospectus Supplement.

Additional Amounts

Any payments made by us with respect to the debentures will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of debentures, we will pay the additional amount necessary so that the net amount received by the holders of the debentures after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. In this situation, we may be entitled to redeem the debentures at our option at 100% of their principal amount, together with accrued interest thereon to the redemption date. See “Optional Redemption” above in this summary and “Description of Debt Securities – Additional Amounts” in the accompanying Prospectus.

Use of Proceeds

The net proceeds to us from this offering of debentures will be approximately U.S.$             million. We intend to use the net proceeds from this offering to fund anticipated capital expenditures and for general corporate purposes. We intend to invest the net proceeds that are not immediately applied to such purposes in short term marketable securities.

Form and Denomination

The debentures will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of a nominee of DTC. Beneficial interests in the Global Securities will be in denominations of

U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. See “Description of the Debentures – The Depositary, Book-Entry and Settlement” in this Prospectus Supplement. Except as described under “Description of the Debentures” in this Prospectus Supplement and “Description of Debt Securities” in the accompanying Prospectus, debentures in definitive form will not be issued.

Governing Law	The debentures and the Supplemental Indenture (as defined herein) will be, and the Original Indenture (as defined herein) is, governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon.

Risk Factors

Investment in the debentures involves risks. Before investing in the debentures, you should carefully consider the information in the “Risk Factors” sections of this Prospectus Supplement and the accompanying Prospectus and all other information included in this Prospectus Supplement and included or incorporated by reference in the accompanying Prospectus before investing in the debentures.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial information: (i) as at and for each of the years in the two-year period ended December 31, 2011; and (ii) as at and for the six month periods ended June 30, 2012 and 2011. The selected historical consolidated financial information as at and for each of the years in the two-year period ended December 31, 2011 has been derived from, and should be read in conjunction with, our consolidated financial statements as at and for each of the years in the two-year period ended December 31, 2011, audited by KPMG LLP and incorporated by reference into the accompanying Prospectus. The selected historical consolidated financial information as at and for the six month periods ended June 30, 2012 and 2011 has been derived from, and should be read in conjunction with, our unaudited consolidated interim financial statements as at and for the three and six month periods ended June 30, 2012 and 2011, which have been prepared on a basis consistent with our annual audited consolidated financial statements and which are incorporated by reference into the accompanying Prospectus. In the opinion of our management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for these periods. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Accordingly, our consolidated financial statements may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. GAAP.

In addition, the following tables provide a reconciliation of EBITDA to net earnings on a consolidated basis, as calculated by us based on financial information prepared in accordance with IFRS, for the six months ended June 30, 2012 and for the year ended December 31, 2011.

Selected Historical Consolidated Operating Statement Items

	Year Ended December 31,		Six Months Ended June 30,
	2011	2010	2012	2011
	(millions of U.S. dollars, except per share amounts)
Sales	$15,470	$10,743	$10,463	$9,152
Cost of product sold	11,137	8,095	7,793	6,752

Gross profit	4,333	2,648	2,670	2,400
Expenses
Selling	1,673	1,144	911	841
General and administrative	335	368	263	202
(Earnings) from associates	(21)	(26)	(10)	(7)
Other expenses	123	49	36	57

Earnings before finance costs and income taxes	2,223	1,113	1,470	1,307

Net earnings	$1,375	$713	$1,015	$889

Basic earnings per share	$8.69	$4.52	$6.41	$5.64
Diluted earnings per share	$8.68	$4.51	$6.41	$5.62

Selected Historical Consolidated Balance Sheet Items

	As at December 31,		As at June 30,
	2011	2010	2012	2011
	(millions of U.S. dollars)
ASSETS
Current Assets
Cash and cash equivalents	$1,346	$635	$1,946	$966
Accounts receivable	1,984	1,759	3,766	3,608
Inventories	2,956	2,498	2,398	2,405
Other current assets	849	2,196	159	466
Property, plant and equipment	2,533	2,179	3,014	2,300
Intangibles	678	695	645	657
Goodwill	2,277	2,271	2,290	2,282
Other assets	517	659	496	483

Total assets	$13,140	$12,892	$14,714	$13,167

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$245	$517	$348	$541
Accounts payable	2,959	2,815	3,348	3,014
Other current liabilities	223	1,201	810	311
Long-term debt	2,098	2,118	1,607	2,059
Other liabilities	1,187	1,048	1,261	1,125
Shareholders’ equity	6,428	5,193	7,340	6,117

Total liabilities and shareholders equity	$13,140	$12,892	$14,714	$13,167

Reconciliation of EBITDA to Net Earnings

	Six Months Ended June 30, 2012
	Retail	Wholesale	Advanced Technologies	Other	Consolidated
	(millions of U.S. dollars)
EBITDA	$706	$1,048	$22	$(104)	$1,672
Depreciation and amortization	93	88	13	8	202

EBIT	$613	$960	$9	$(112)	1,470

Finance costs related to long-term debt(1)					(44)
Other finance costs(1)					(20)
Income taxes(1)					(391)

Consolidated net earnings from continuing operations					$1,015

	Year Ended December 31, 2011
	Retail	Wholesale	Advanced Technologies		Other		Consolidated
	(millions of U.S. dollars)
EBITDA	$769	$2,019	$34	(2)	$(15	7)	$2,665
Depreciation and amortization	169	173	24		15		381
Asset impairment	-	-	61	(2)	-		61

EBIT	$600	$1,846	$(51)		$(172)		2,223

Finance costs related to long-term debt(1)							(101)
Other finance costs(1)							(59)
Income taxes(1)							(555)

Consolidated net earnings from continuing operations							$1,508

Notes:

(1)	Finance costs and income taxes are available only on a consolidated basis and, as such, we are unable to provide a reconciliation of EBITDA to net earnings for our business segments.

(2)	EBITDA has not been restated to conform with CSA Staff Notice 52-306, as amended on February 17, 2012, to include the $61 million asset impairment charge.

RISK FACTORS

An investment in the debentures involves certain risks.    In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference therein, you should consider carefully the risk factors set forth herein, as well as the risk factors referenced in the accompanying Prospectus under the heading “Risk Factors” and in our management’s discussion and analysis for the year ended December 31, 2011 (the “Annual MD&A”), which is incorporated by reference in the accompanying Prospectus, under the headings “Key Business Sensitivities”, “Enterprise Risk Management – Key Business Risks” and “Key Assumptions and Risks in Respect of the Forward-Looking Statements”, respectively. These risks are not the only risks we face. Additional risks not presently known to us or that we incorrectly deem immaterial may also impair our business and impact your investment in the debentures.

Risk Factors Relating to the Debentures

There is no established trading market through which the debentures may be sold and your ability to transfer the debentures may be limited.

There is no established trading market for the debentures and purchasers may not be able to resell debentures purchased under this Prospectus Supplement and the accompanying Prospectus. In addition, we do not intend to list the debentures on any securities exchange. The underwriters may make a market in the debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures or that an active trading market for the debentures will develop. If an active trading market for the debentures does not develop, this may adversely affect the pricing of the debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the debentures and the extent of issuer regulation.

We may not be able to repurchase the debentures upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event, subject to certain conditions, we will be required to offer to repurchase all outstanding debentures at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for such a repurchase of debentures will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of debentures tendered. In addition, the terms of our Revolving Credit Facility (as defined below) provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under such facilities at that time and to terminate such facilities. Our future debt instruments may contain similar restrictions and provisions. If the holders of the debentures exercise their right to require us to repurchase all of the debentures upon a Change of Control Triggering Event, the financial effect of this repurchase could cause a default under future debt instruments, even if the Change of Control Triggering Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to complete the required repurchase of the debentures and repayment of our other debt.

We may issue additional debentures.

Under the terms of the Indenture that governs the debentures, we may from time to time without notice to, or the consent of, the holders of the Debt Securities (as defined in the accompanying Prospectus) of a particular series, including the debentures, “reopen” such series and issue additional Debt Securities of that series, which Debt Securities, if of an existing series, will be equal in rank to the Debt Securities of that series in all material respects so that the new Debt Securities may be consolidated and form a single series with such Debt Securities and have the same terms as to status, redemption or otherwise as such Debt Securities. We may issue up to an additional U.S.$2.0 billion principal amount of Debt Securities pursuant to the accompanying Prospectus, after taking into account the debentures offered hereby, and could further amend the accompanying Prospectus to increase the maximum principal amount of Debt Securities that could be issued thereunder, or could file a new prospectus providing for the issuance of Debt Securities. We could also issue additional Debt Securities on the basis of an exemption from the registration and qualification requirements under applicable securities laws. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.

We have made only limited covenants in the Indenture for the debentures.

The Indenture that governs the debentures does not:

•	establish a sinking fund for the debentures;

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the debentures in the event that we incur operating losses or other liquidity constraints;

•	limit our subsidiaries’ ability to incur indebtedness generally or indebtedness that would effectively rank senior to the debentures;

•	limit our ability to incur any indebtedness, including indebtedness generally or any indebtedness that is equal in right of payment to the debentures;

•

restrict our ability to enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the debentures;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the debentures.

Risk Factors Relating to Agrium

Because we are a Canadian corporation, certain civil liabilities and judgments may not be enforceable against us.

We are incorporated under the laws of Canada. Most of our officers and directors and most of the experts named elsewhere in this Prospectus Supplement and in the accompanying Prospectus are residents of Canada. A portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a holder of debentures to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against us or these persons. It may also be difficult for a holder of debentures to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws.

We are subject to risks associated with our international operations, which could negatively affect our sales to customers in foreign countries as well as our operations and assets in foreign countries.

We have significant operations in Canada, the United States, South America, Europe and Australia. We also have business investments in Egypt. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including: difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; abrupt or unexpected changes in regulatory environments; increased government ownership and regulation of the economy; political and economic instability, including the possibility for civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; nationalization of properties or assets by foreign governments; the imposition of tariffs, exchange controls, trade barriers or other restrictions; and currency exchange rate fluctuations between the U.S. dollar and foreign currencies.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could adversely affect our revenue and operating results and the value of our assets located in such countries. In addition, tax regulations, currency exchange controls and other restrictions may also make it impracticable to repatriate cash generated by our foreign operations or utilize cash generated by our operations in one country to fund our operations or repayments of indebtedness in another country or to support other corporate purposes.

We hold a 26% equity interest in Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”), which operates a nitrogen plant in Egypt. Existing operations and construction of two new trains at the plant were shut down in November 2011 due to civil unrest, and as of early September 2012, existing operations are now back on-line and fully operational, with production volumes being offered for tender. The construction of the two new trains at the plant remains shut down, and MOPCO may be unable to complete the planned expansion of the facility, which could have an adverse effect on our profitability, financial condition and results of operations.

In May 2012, the Argentine government nationalized YPF, S.A. (“YPF”), which holds a 50% interest in our Profertil nitrogen facility in Argentina, and replaced YPF’s representative on the board of directors of Profertil with a government-appointed representative. YPF may have different business and economic interests or policy objectives under government management than it did in the past, which may be inconsistent with our interests and which could have an adverse effect on the profitability, financial condition and results of operations of the Profertil facility. In addition, we cannot predict the consequences of the YPF nationalization to Argentina’s economy, on the confidence of local and international investors, on the business environment in Argentina and the reaction it may cause from other countries, international organizations or trading blocs, or whether similar nationalizations will occur in the future.

Risk Factors Relating to the Proposed Viterra Acquisition

The timing of completion of the proposed Viterra Acquisition is uncertain and is subject to several conditions to closing.

The completion of our acquisition of the Purchased Assets from Glencore is uncertain and depends on several factors, including:

•	the completion of the Glencore Acquisition;

•	the receipt of required consents to transfer and applicable regulatory approvals in connection with our acquisition of the Purchased Assets from Glencore; and

•	the satisfaction of certain conditions contained in our agreement with Glencore.

The terms of our agreement with Glencore are such that we are obligated to provide Glencore with the full amount of the purchase price for the Purchased Assets at the time of completion of the Glencore Acquisition notwithstanding it may take additional time for us to complete the acquisition of the Purchased Assets. Accordingly, depending on the timing of regulatory approvals associated with our acquisition of the Purchased Assets, we may not receive the expected benefits of our acquisition of such assets until a later date.

We have only conducted a review of Viterra’s publicly available information and have not had access to Viterra’s non-public information. Therefore, if we acquire the Purchased Assets, we may be subject to unknown liabilities associated with the Purchased Assets, which may have a material adverse effect on our profitability, financial condition and results of operations.

We have only conducted a limited review of certain non-public information of Viterra which has been made available to us on a restricted basis for the purposes of considering third party consents or regulatory clearances which may be required for the transfer of the Purchased Assets from Glencore to, or to the direction of, Agrium under the Support and Purchase Agreement following Glencore’s acquisition of Viterra, and otherwise we have only conducted a review of Viterra’s publicly available information and have not had access to Viterra’s non-public information. Our investigation is limited by its nature and, accordingly, we may face risks relating to any undisclosed or unknown liabilities of, or issues concerning, the Purchased Assets if the Viterra Acquisition is completed. It is possible that the Purchased Assets may have associated liabilities that are significant or may be subject to restrictions that hinder our intended use thereof. Pursuant to the Support and Purchase Agreement, we have agreed to purchase the Purchased Assets on a “debt-free” and “cash-free” basis and on an “as is where is” basis, which means that Glencore did not provide us with any representations or warranties relating to the Purchased Assets, including their fitness for use, or with respect to any actual or potential liabilities relating thereto.

In addition, the consummation of the Glencore Acquisition or the Viterra Acquisition may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under agreements of Viterra that are not publicly available. As a result, if the acquisition of the Purchased Assets is consummated, we could discover that we had acquired substantial undisclosed liabilities of Viterra associated with the Purchased Assets, which could have a material adverse effect on our profitability, financial condition and results of operations.

In respect of all information relating to Viterra and the Purchased Assets presented in or omitted from this Prospectus Supplement and presented in, incorporated by reference into or omitted from the accompanying Prospectus, we have relied only upon publicly available information. Although we have no knowledge that would indicate that any such information about Viterra or the Purchased Assets, including regarding their financial or operating condition is inaccurate, incomplete or untrue, we were not involved in the preparation of such information. Any financial, operating or other information regarding Viterra or the Purchased Assets that may be detrimental to us and that has not been publicly disclosed by Viterra, or errors in our estimates due to our not having access to Viterra’s non-public information, may have an adverse effect on our financial condition or the benefits we expect to achieve in the event that the acquisition of the Purchased Assets is consummated.

We may fail to realize anticipated benefits of the Viterra Acquisition and our efforts to integrate Viterra’s Agri-products business into our existing business could result in the disruption of our ongoing business.

In the event that we consummate the Viterra Acquisition, we expect that we would integrate the functions and operations of the Purchased Assets with ours. There are inherent challenges associated with the integration process and we may not be able to successfully integrate the operations of the Purchased Assets with our operations without incurring significant costs, or at all. Issues that would need to be addressed in integrating the operations of the Purchased Assets with ours include, among other things:

•	conforming standards, controls, procedures and policies, business cultures and compensation structures;

•	consolidating administrative operations;

•	consolidating sales and marketing operations;

•	retaining existing customers and suppliers and attracting new customers and suppliers;

•	retaining key employees;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company.

If we were not able to address these challenges successfully, we may be unable to integrate the Purchased Assets into our operations successfully. This could result in a delay in achieving, or the failure to achieve, some or all of the anticipated synergies and, therefore, any cost savings and potential increases in earnings. Actual synergies, if achieved at all, may be lower, may cost more and/or may take longer to achieve than we currently anticipate.

We may not be able to transfer all of the Purchased Assets from Glencore and the proposed sale of the Nitrogen Facility Interest may not be completed.

Pursuant to the Support and Purchase Agreement, upon completion of the Glencore Acquisition, we will be solely responsible for obtaining all regulatory approvals for the transfer of the Purchased Assets or for ensuring such necessary regulatory approvals are obtained within the time frames specified in the Support and Purchase Agreement. If such approvals are not obtained within the prescribed period of time from the completion of the Glencore Acquisition, Glencore may elect to dispose of the Purchased Assets, in consultation with us, unless we elect such transfer to be made to a third party or to us pursuant to a “hold separate” agreement. Accordingly, if we do not obtain the necessary regulatory approvals and if none of the alternative arrangements for the transfer of the Purchased Assets, as discussed above, are available to us for any reason, we may not be able to acquire certain of the Purchased Assets that we currently expect to purchase pursuant to the Viterra Acquisition. As a result, Agrium is exposed to the risk that the proceeds of any such sale may be for an amount less than the portion of the purchase price allocated to such assets by Agrium and Glencore under the Support and Purchase Agreement, including for the purposes of determining the amount of the repayment of the loan advance made by Glencore upon the transfer of such Purchased Assets. While this risk has been partially mitigated by the proposed sale of the Nitrogen Facility Interest, the completion of such sale is also subject to various conditions, including receipt of required regulatory approvals and there can be no assurances that the proposed sale of the Nitrogen Facility Interest will be completed on the proposed terms, or at all. Depending on the nature of the assets that would not be transferred, failure to purchase such assets as part of the Viterra Acquisition could adversely affect the benefits and synergies that we expect to achieve from this transaction.

We will not own or operate the Purchased Assets until we achieve the necessary regulatory approvals and complete the transfer thereof.

Subject to applicable law, from the date of the completion of the Glencore Acquisition to each applicable date of the completion of the transfer of the Purchased Assets, with each such date being dependent on achieving the requisite regulatory approvals in respect of a particular set of the Purchased Assets, Glencore will cause Viterra to operate the Purchased Assets in Viterra’s ordinary course of business and consistent with past practice and subject to limitations on Glencore’s liability for failing to do so in certain circumstances. Such practices may not be consistent with our practices. In addition, in the event the Purchased Assets generate an operating loss in the period from March 31, 2012, the effective date of the transfer of the Purchased Assets under the Support and Purchase Agreement, to the actual date of transfer of such assets, we would have to make payments to Glencore in addition to the purchase price set out in the Support and Purchase Agreement in respect to any such operating loss.

If the Viterra Acquisition is completed or the sale of the Nitrogen Facility Interest is not completed, our financial position may be adversely affected.

Our financial position may be adversely affected in the event that the proposed Viterra Acquisition is completed due to a number of factors, including if:

•	the integration of the Purchased Assets is unsuccessful, more costly, takes longer or is more disruptive than anticipated;

•	we do not achieve the expected synergies or other benefits of the acquisition of the Purchased Assets as rapidly or to the extent anticipated, if at all;

•	the effect of the proposed acquisition of the Purchased Assets on our financial results does not meet our expectations;

•	the Purchased Assets may have unexpected liabilities associated with them, including potential environmental liabilities, that we would be responsible for; or

•	after we acquire the Purchased Assets, such assets do not perform as anticipated.

In addition, there is a risk that, if the Glencore Acquisition is completed (in which case we will have advanced a loan of Cdn.$1.775 billion to Glencore) and the proposed sale of the Nitrogen Facility Interest is not completed on the proposed terms, or at all, the expected proceeds therefrom may not be received by us. Such an occurrence could have a material adverse effect on our future financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference therein constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the Securities Act (Alberta) and certain other provincial securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) (collectively, “forward-looking statements”). Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	our key corporate goals, including expansion and growth of our business and operations;

•

estimates, forecasts and statements as to management’s expectations with respect to, among other things, business, growth, demand and financial prospects, financial multiples and accretion estimates, future trends, plans, objectives and expectations;

•	key drivers for our business and industry trends;

•	future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	anticipated tax rates;

•	business strategies and plans for implementing them;

•	future crop input sales and prices;

•	availability of raw materials;

•	risk mitigation activities;

•	environmental and civil liabilities;

•	the proposed expiry time, results and other details of the Issuer Bid;

•	the completion, timing, purchase price and other estimates in connection with the Viterra Acquisition and the proposed sale by Glencore of the Nitrogen Facility Interest to CF; and

•

our future results and plans, including any expected synergies and benefits received from, and our integration plans relating to, our recent, proposed and future acquisitions and dispositions, including the proposed Viterra Acquisition and the sale by Glencore of the Nitrogen Facility Interest to CF.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this Prospectus Supplement, in the accompanying Prospectus and in any document incorporated by reference therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained in this Prospectus Supplement, in the accompanying Prospectus and in any document incorporated by reference therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements are set forth in the relevant documents incorporated by reference in the accompanying Prospectus and, with respect to the Viterra Acquisition, include our estimate of required working capital based on our experience in operating similar assets and facilities.

The above items and their possible impact are discussed more fully in the relevant parts of the Annual MD&A incorporated by reference in the accompanying Prospectus and in particular the sections headed “Key Business Sensitivities”, “Enterprise Risk Management – Key Business Risks” and “Key Assumptions and Risks in Respect of Forward-Looking Statements” at pages 38, 70 and 76, respectively, therein and are also discussed in the “Risk Factors” sections in this Prospectus Supplement and in the accompanying Prospectus. Consequently, all of the forward-looking statements made in this Prospectus Supplement and made or incorporated by reference in the accompanying Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Our mineral reserves have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Exchange Act, as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resource are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information incorporated by reference in the accompanying Prospectus is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

USE OF PROCEEDS

The net proceeds to us from this offering of debentures will be approximately U.S.$     million after deducting the underwriting commission of approximately U.S.$     million and the estimated offering expenses payable by us of approximately U.S.$1.0 million. We intend to use the net proceeds from this offering to fund anticipated capital expenditures and for general corporate purposes. We intend to invest the net proceeds that are not immediately applied to such purposes in short term marketable securities.

The use of the net proceeds of the offering of debentures will provide additional financial flexibility to us consistent with our stated objective of maximizing and growing our operating business units and providing a stable earnings flow from our business.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at June 30, 2012:

•	on an actual basis; and

•	on an adjusted basis after giving effect to the issuance and sale of the debentures offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds”.

You should read the following table in conjunction with our Annual MD&A, Interim MD&A (as defined below) and our consolidated financial statements incorporated by reference into the accompanying Prospectus.

	June 30, 2012(1)
	Actual	As adjusted, after giving effect to the issuance of the debentures
	(millions of U.S. dollars)
Cash and cash equivalents	$1,946	$

Short-term debt(2)(3)(4)(5)	$348	$348
Long-term debt(6)(7)	2,136	2,136
Debentures offered hereby(8)	-	500
Shareholders’ equity(9)(10)(11)(12)	7,340	7,340

Total capitalization	$9,824	$10,324

Notes:

(1)	For the purposes of this table and the following notes, all Canadian dollar amounts have been converted to U.S. dollars using the exchange rate at June 30, 2012 of Cdn.$1.00 = U.S.$0.9813.
(2)

As of August 31, 2012, our bank indebtedness had decreased by U.S.$29.3 million to U.S.$318.3 million since June 30, 2012, as a result of changes in working capital. As at August 31, 2012, the exchange rate was Cdn. $1.00 = U.S.$1.0139.

(3)

We have a syndicated unsecured multi-jurisdictional revolving credit facility, consisting of North American and Australian tranches, that matures on December 21, 2016, subject to extension by our lenders (the “Revolving Credit Facility”). The Revolving Credit Facility is comprised of a U.S.$1.6 billion credit facility available to us and includes an accordion feature that allows us to request an increase in the facility of up to U.S.$900 million (with any such increase in the facility being at the sole discretion of the lenders). As at June 30, 2012, we had U.S.$24 million of outstanding letters of credit issued under the Revolving Credit Facility, which reduced credit available under such facilities to U.S.$1,457 million.

(4)

Agroservicios Pampeanos S.A. and Profertil have an aggregate of U.S.$126.2 million of available credit facilities, of which U.S.$15.5 million is guaranteed by us and/or Agrium U.S. Inc. The utilized balance as at June 30, 2012 was approximately U.S.$57.7 million.

(5)

Agrium Europe S.A. (“Agrium Europe”) has an aggregate of U.S.$317 million of available credit facilities, of which U.S.$304 million is guaranteed by us. Of the total, approximately U.S.$7 million is secured by the assets of Agrium Europe. Security pledged for the utilized balance includes inventory, accounts receivable and other items held by Agrium Europe with a total carrying value of approximately U.S.$8 million. The utilized balance as at June 30, 2012 was approximately U.S.$171 million.

(6)

We have outstanding unsecured senior debentures in the aggregate amount of U.S.$1,525 million. The senior debentures were issued in five tranches: (i) U.S.$100 million 7.70% debentures due 2017; (ii) U.S.$125 million 7.80% debentures due 2027; (iii) U.S.$300 million 7.125% debentures due 2036; (iv) U.S.$500 million 6.75% debentures due 2019; and (v) U.S.$500 million 6.125% debentures due 2041. We also have outstanding a U.S.$460 million and a U.S.$33 million floating rate bank loan due 2013 and 2013-2016, respectively. In addition, we have outstanding a U.S.$117 million fixed and floating rate bank loan due 2013-2014 (the “Agroservicios Pampeanos Facility”). These debentures and bank loans require us to comply with certain covenants.

(7)	Includes U.S.$117 million in long-term loans in favour of Agroservicios Pampeanos S.A. under the Agroservicios Pampeanos Facility, of which U.S.$97.6 million is guaranteed by us.
(8)	Excluding the underwriting commission of approximately U.S.$ million and estimated offering expenses payable by us of approximately U.S.$1.0 million.
(9)

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at June 30, 2012, there were 158,021,050 common shares and no preferred shares outstanding.

(10)

We are party to an amended and restated shareholder rights plan agreement dated May 12, 2010 (the “Rights Plan”). Under the Rights Plan one right has been issued and attached to each common share outstanding and will be attached to each common share subsequently issued. See “Description of Share Capital – Shareholder Rights Plan” in the accompanying Prospectus.

(11)

As at June 30, 2012, we had options outstanding to purchase an aggregate of 2,376,514 common shares at a weighted average exercise price of U.S.$52.05. In April 2004, our shareholders approved a modification to our stock option plan to include a cash feature which gives the holders a right to either purchase common shares at the exercise price or to receive cash payments equal to the excess of the market value of the common shares over the exercise price.

(12)

On September 12, 2012, we commenced our Issuer Bid. As the Issuer Bid is expected to expire on October 19, 2012, no adjustment has been reflected in the adjusted balances. See “Summary – Recent Developments – Substantial Issuer Bid”.

DESCRIPTION OF THE DEBENTURES

The following is a description of the principal terms of the debentures. This description does not purport to be complete and is subject to the trust indenture dated May 16, 2006 (the “Original Indenture”) between us and The Bank of New York Mellon, as successor to The Bank of New York Mellon Trust Company, National Association (formerly known as The Bank of New York Trust Company, N.A.), successor to J.P. Morgan Trust Company, N.A., as trustee (the “Trustee”), to be supplemented by a supplemental indenture to be entered into between us and the Trustee (the “Supplemental Indenture” and, together with the Original Indenture, the “Indenture”). The Indenture is subject to the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), by virtue of Rule 4d-9 thereunder. A copy of the Original Indenture has been, and a copy of the Supplemental Indenture will be, filed with the SEC. This description supplements and, to the extent inconsistent therewith, replaces the description of the Debt Securities as set forth under “Description of Debt Securities” in the accompanying Prospectus with respect to the debentures offered hereby.

As used under this heading “Description of the Debentures”, all references to “we”, “us”, “our” and “Agrium” shall mean Agrium Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries, its proportionate share of joint ventures, including through its 50% ownership interest in Profertil, and any partnership of which it is a partner, including the Agrium Partnership and its significant equity investments. All capitalized words used under this heading “Description of the Debentures” and not defined herein have the meanings provided for in the accompanying Prospectus.

General

Payment of the principal, Additional Amounts, if any, redemption amounts, if any, and interest on the debentures will be made in United States dollars.

The debentures initially will be issued in an aggregate principal amount of U.S.$500 million and will bear interest at the rate of     % per year.

We will pay interest on the debentures semi-annually on              and              of each year, beginning             , 2013 or from the most recent date to which interest has been paid or provided for, to the registered holders of the debentures on the preceding              or             , respectively. The debentures will mature on             , 20    . The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If any interest payment date, redemption date or the maturity date of the debentures falls on a day that is not a Business Day, the related payment of principal, Additional Amounts, if any, redemption amounts, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date of the debentures, as the case may be.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

We may from time to time without notice to, or the consent of, the holders of the Debt Securities of a particular series, including the debentures, “reopen” such series and issue additional Debt Securities of that series. We may issue up to U.S.$2.0 billion principal amount of Debt Securities pursuant to the accompanying Prospectus, after taking into account the debentures offered hereby, and could amend the accompanying Prospectus to increase the maximum principal amount of Debt Securities that could be issued thereunder, or could file a new prospectus providing for the issuance of Debt Securities. We could also issue additional Debt Securities on the basis of an exemption from the registration and qualification requirements under applicable securities laws. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.

The debentures will not be entitled to the benefits of any sinking fund.

The debentures will be represented by Global Securities registered in the name of Cede & Co., the nominee of DTC. Except as described below and under the heading “The Depositary, Book-Entry and Settlement” below, debentures in definitive form will not be issued.

The nominee of DTC, as holder of record of the Global Securities, will be entitled to receive payments of principal, Additional Amounts, if any, redemption amounts, if any, and interest by wire transfer of same day funds for payment to beneficial owners in accordance with DTC’s procedures. See “The Depositary, Book-Entry and Settlement” below. In the event that debentures are issued in definitive form, principal, Additional Amounts, if any, redemption amounts, if any, and interest on the debentures will be payable, and the debentures will be exchangeable and transferable, at an office or agency of the Trustee in New York, New York, except that at our option, interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the security register or (ii) by wire transfer to an account located in Canada or the United States maintained by the Person entitled thereto as specified in the security register.

Debentures will be issued solely as registered debentures issuable in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. No service charge will be made for any transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Ranking

The debentures will be our direct, senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt, and will rank senior to all of our existing and future subordinated debt.

As of June 30, 2012, we had approximately U.S.$2.1 billion of indebtedness outstanding that ranks equally with the debentures. As of June 30, 2012, on an adjusted basis after giving effect to the issuance and sale of the debentures offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds”, we would have had approximately U.S.$2.6 billion of indebtedness outstanding that ranks equally with the debentures.

The debentures will be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries and the Agrium Partnership, and our proportionate share of our joint venture liabilities. See “Risk Factors – Risks Relating to the Securities – The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership” in the accompanying Prospectus.

As of June 30, 2012, our subsidiaries and the Agrium Partnership had, taken together with our proportionate share of joint venture liabilities, approximately U.S.$4.7 billion of total liabilities (excluding intercompany liabilities).

Optional Redemption

The debentures will be redeemable at any time and from time to time. Prior to             , 20     (three months prior to the maturity date of the debentures), the debentures will be redeemable, in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus      basis points, plus accrued interest thereon to the date of redemption.

If the debentures are redeemed on or after             , 20     (three months prior to the maturity date of the debentures), they may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued interest thereon to the date of redemption.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such debentures.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we are unable to obtain at least five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and Scotia Capital (USA) Inc. or any designee selected by any named Reference Treasury Dealer plus two others or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing Reference Treasury Dealers shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not less than 30 days and not more than 60 days before the redemption date to each registered holder of the debentures to be redeemed. If less than all of the debentures are redeemed, the Trustee will select the debentures to be redeemed by a method determined by the Trustee to be fair and appropriate.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debentures or portions thereof called for redemption.

If notice of redemption has been given as provided in the Indenture for the debentures, unless we default in the payment of the redemption price and accrued interest on such debentures, such debentures will cease to bear interest from and after the date fixed for such redemption specified in such notice and the only right of the holders of the debentures will be to receive payment of the redemption price plus accrued interest to the date of redemption.

Tax Redemption

The debentures will be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debentures, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Prospectus Supplement; provided that we determine, in our business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to us (not including substitution of the obligor under the debentures). See “Description of Debt Securities – Additional Amounts” in the accompanying Prospectus.

Change of Control

If a Change of Control Triggering Event occurs with respect to the debentures, unless we have exercised our right to redeem the debentures, as described above, holders of the debentures that have not been redeemed will have the right to require us to repurchase all or any part equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof of such debentures pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of debentures repurchased plus accrued and unpaid interest, if any, on the debentures repurchased, to the date of purchase (“Change of Control Payment”), subject to the right of holders of debentures being repurchased on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control Triggering Event or, at our option, prior to a Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of debentures, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the debentures on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on a Change of Control Triggering Event occurring prior to the Change of Control Payment Date. We must comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the debentures as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflicts.

On or before the Change of Control Payment Date, we will be required to:

•	accept for payment all debentures or portions of debentures properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all debentures or portions of debentures properly tendered; and

•

deliver or cause to be delivered to the Trustee the debentures properly accepted, together with an officers’ certificate stating the aggregate principal amount of debentures or portions of debentures being purchased.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes an equivalent offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by us and such third party purchases all debentures properly tendered and not withdrawn under its offer.

An event of default with respect to the series of securities of which the debentures form a part shall be deemed to occur upon the failure by us to comply with the terms of the covenant set forth in this “ – Change of Control” section. If such an event of default occurs and is continuing, the Trustee or the holders of not less than 25% in principal amount of the outstanding series of securities of which the debentures form a part may declare the principal amount of such securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable. The consent of holders of not less than a majority in principal amount of the outstanding series of securities of which the debentures form a part is required to (i) modify or amend the provisions of this section (including the provisions of this paragraph), and (ii) waive a past default or event of default on account of a breach of our obligations under this section.

The Change of Control Triggering Event may in certain circumstances make more difficult or discourage a sale or takeover of Agrium. We could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Triggering Event but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the debentures.

We may not have sufficient funds to repurchase all of the debentures upon a Change of Control Triggering Event. See “Risk Factors – Risk Factors Relating to the Debentures – We may not be able to repurchase the debentures upon a Change of Control Triggering Event”.

For purposes of the foregoing discussion of a repurchase at the option of holders of debentures, the following definitions are applicable:

“Below Investment Grade Rating Event” means the debentures are rated below an Investment Grade Rating by each of the Rating Agencies, on any date from the earlier of (i) the date of the Change of Control and (ii) the date of the public notice of an arrangement or transaction that could result in a Change of Control, until the end of the 60-day period following such date, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the debentures is under publicly announced consideration for a possible downgrade by either of the Rating Agencies if the other Rating Agency has already lowered its ratings on the debentures as aforesaid, such extension to continue for so long as consideration for a possible downgrade continues by such Rating Agency. Notwithstanding the foregoing, a rating below an Investment Grade Rating shall not be deemed to have occurred with respect to a Change of Control (and thus shall not result in a Change of Control Triggering Event) if a Rating Agency making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform Agrium in writing at their request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of the applicable Change of Control (whether or not the actual Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of ours and our subsidiaries, including the Agrium Partnership, taken as a whole, to one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) other than us or any of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our common shares or other voting shares into which our common shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of such person immediately after giving effect to such transaction; (3) the first day on which a majority of the members of our board of directors are not Continuing Directors; (4) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, our company, in any such event pursuant to a transaction in which any of our outstanding common shares or such other person’s outstanding common shares is converted into or exchanged for cash, securities or other property, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of the surviving person immediately after giving effect to such transaction; or (5) the adoption of a plan relating to the liquidation or dissolution of us.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly-owned Subsidiary of a Person (as such terms are defined in the accompanying Prospectus) and (2) the direct or indirect holders of the common shares of such Person immediately following that transaction are substantially the same as the holders of our common shares, or other voting shares into which our common shares are reclassified, consolidated, exchanged or changed immediately prior to that transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of debentures to require us to repurchase such holder’s debentures as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event for the debentures.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the date of the issuance of the debentures, or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy circular in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Rating Agencies” means (1) each of Moody’s and S&P, and (2) if any of Moody’s or S&P ceases to rate the debentures or fails to make a rating of the debentures publicly available for any reason, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

Limitation on Liens

The Indenture provides that we will not, and will not permit any Subsidiary of ours to, Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any Principal Property, without in any such case effectively providing that the debentures shall be secured equally and ratably with (or prior to) such Debt for so long as such Debt shall be so secured; provided, however, that the foregoing restrictions shall not apply to mortgages on or with respect to property that is not Principal Property or to:

(a)	mortgages existing on the date the debentures are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)

mortgages on any property acquired or constructed by us or any Subsidiary of ours after the date of the Original Indenture that are created or assumed contemporaneously with or within one year after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)

existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not Incurred in connection with such entity becoming a Subsidiary of ours;

(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute;

(f)

mortgages on any property to secure asset retirement, reclamation or similar obligations, or to secure penalties, assessments, clean-up costs or other governmental charges relating to environmental protection matters;

(g)	mortgages in connection with Debt which, by its terms, is Non-Recourse Debt to us or any Subsidiary of ours;

(h)

any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d), (e), (f) or (g); provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal, refinancing, replacement or refunding, together with the reasonable costs (including without limitation any premiums or make-whole payments) related to such extension, renewal, refinancing, replacement or refunding, and that security for such extension, renewal, refinancing, replacement or refunding shall be limited to all or a part of the property that secured the mortgage so extended, renewed, refinanced, replaced or refunded (plus improvements on such property); and

(i)

any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions and any obligation existing on the date the debentures are originally issued that becomes Debt after such date solely due to a change in Canadian generally accepted accounting principles) would not then exceed 15% of Consolidated Net Tangible Assets.

“Capital Stock” means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for corporate stock), warrants or other options to purchase any thereof.

“Non-Recourse Debt” means Debt to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals, refinancings, replacements or refundings of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred and to the receivables, inventory, equipment, chattel paper, contracts, intangibles and other assets, rights or collateral connected with the properties or assets so created, developed, constructed or acquired.

“Principal Property” means (a) any real property interest, including any mining claims and leases, and any manufacturing plants, distribution facilities, warehouses or other improvements thereon, owned or leased by us or any Subsidiary of ours, whether owned or leased as of the date of the Original Indenture or thereafter, the gross book value of which (when combined with any property in proximity thereto which is an integral part of the same project) exceeds 3% of Consolidated Net Tangible Assets, other than any real property interest or any manufacturing plant, distribution facility, warehouse or other improvements thereon which our board of directors by resolution declares are not material to the total business conducted by us and our Subsidiaries as an entirety and which, when taken together with all other real property interests and any manufacturing plants, distribution facilities, warehouses or other improvements thereon as to which such declaration has been so made, is so declared by our board of directors to be not of material importance to the total business conducted by us and our Subsidiaries as an entirety and (b) any of the Capital Stock or debt securities issued by any of our Significant Subsidiaries.

Limitation on Sale/Leaseback Transactions

Pursuant to the terms of the Indenture, the covenant set forth under “Description of Debt Securities – Covenants – Limitation on Sale/Leaseback Transactions” in the accompanying Prospectus will not apply to the debentures.

Events of Default

The Indenture provides that the following shall constitute events of default with respect to the debentures:

(a)	default in the payment of any interest or Additional Amounts on the debentures when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) the debentures at maturity;

(c)

breach or default in the performance of any covenant or agreement of ours in the Indenture, which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of all outstanding Indenture Securities affected thereby;

(d)

acceleration of any Debt of ours or any Subsidiary of ours (without such acceleration having been rescinded, annulled or otherwise cured) or any failure to pay at final maturity any Debt of ours or any Subsidiary of ours in an aggregate amount in excess of the greater of $100 million or 5% of our Shareholders’ Equity; and

(e)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary.

Provision of Financial Information

We shall file with the Trustee and transmit to all holders of the debentures, as their names and addresses appear in the security register, within 15 days after we file them with the SEC and in the manner provided in the Trust Indenture Act and the rules and regulations promulgated thereunder, copies of our annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule and regulation prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we shall continue to file with the SEC and the Trustee and transmit to holders of the debentures (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on The Toronto Stock Exchange, whether or not we have any of our securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles; provided, however, that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings. For the avoidance of doubt, except as otherwise expressly provided in the Trust Indenture Act and the rules and regulations promulgated thereunder and the rules and regulations of the SEC, delivery of the information, documents and reports required by this covenant in electronic format shall be deemed to constitute filing with the SEC and the Trustee and transmission to holders of the debentures, as applicable.

The Depositary, Book-Entry and Settlement

DTC will act as securities depositary for the debentures. The debentures may only be issued as Global Securities registered in the name of Cede & Co. (DTC’s partnership nominee), except in the limited circumstances described below.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, depositories for Euroclear and Clearstream, clearing corporations and certain other organizations (“Direct Participants”). DTC is a wholly-owned subsidiary of the Depositary Trust & Clearing Corporation owned by a number of its Direct Participants and by The New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.

Purchases of debentures within the DTC system must be made by or through Direct Participants, which will receive a credit for the debentures on DTC’s records. The ownership interest of each actual purchaser of debentures (a “Beneficial Owner”) is in turn to be recorded on the applicable Direct Participants’ or Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings from the Direct Participants or Indirect Participants through which the Beneficial Owners hold debentures. Transfers of ownership interests in the debentures will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the debentures, except under the limited circumstances described under “Discontinuance of Depositary’s Services” below.

To facilitate subsequent transfers, all the debentures deposited by Participants with DTC will be registered in the name of Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debentures with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual Beneficial Owners of the debentures. DTC’s records will reflect only the identity of the Direct Participants to whose accounts such debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the debentures are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such debentures to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to the debentures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the relevant record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debentures are credited on the record date (identified in a listing attached to the omnibus proxy). We believe that the arrangements among DTC, Direct Participants and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by the registered holder of debentures.

Payments of principal, Additional Amounts, if any, redemption amounts, if any, and interest on the debentures will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records upon receipt of payment. Payments by Participants to Beneficial Owners will be governed by standing instructions and practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and such payments will be the responsibility of such Participants and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of principal, Additional Amounts, if any, redemption amounts, if any, and interest to DTC is the responsibility of us or the responsibility of the Trustee; disbursements of such payments to Direct Participants is the responsibility of DTC; and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

Except as provided herein, a Beneficial Owner of an interest in a Global Security will not be entitled to receive physical delivery of debentures. Accordingly, each Beneficial Owner must rely on the procedures of DTC, the Direct Participants and the Indirect Participants to exercise any rights under the debentures. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Securities as represented by a global certificate.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Furthermore, such information is subject to any changes to these procedures that may be instituted unilaterally by DTC and to any changes to the arrangements between us and DTC.

Neither the Trustee nor we will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Discontinuance of Depositary’s Services

A Global Security shall be exchangeable for debentures registered in the names of persons other than DTC or its nominee or a successor depositary or other depositary or its nominee only if:

•

DTC or such successor depositary, as applicable, notifies us that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed by us within 90 days;

•

DTC or such successor depositary, as applicable, at any time, ceases to be a clearing agency registered under the Exchange Act at which time DTC or such successor depositary, as applicable, is required to be so registered to act as such depositary and no successor depositary shall have been appointed by us within 90 days;

•	we, in our sole discretion, determine that such Global Security shall be so exchangeable; or

•

there shall have occurred and shall be continuing an event of default under the Indenture with respect to the debentures and the Trustee has received through DTC a request from an owner of a beneficial interest in any Global Securities to exchange such Global Security for debentures so registered.

Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for debentures registered in such names as DTC or such successor depositary, as applicable, shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants or such successor depositary from its participants with respect to ownership of beneficial interests in such Global Security.

The Trustee

The Bank of New York Mellon, as successor to The Bank of New York Mellon Trust Company, National Association (formerly known as The Bank of New York Trust Company, N.A.), successor to J.P. Morgan Trust Company, N.A., is the trustee under the Indenture.

TRADING PRICE AND VOLUME OF COMMON SHARES

Our common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “AGU”. The following table sets out the high and low prices and trading volumes of our common shares on the TSX for the periods indicated for the twelve-month period preceding the date of this Prospectus Supplement:

Month	High Price (Cdn.$)	Low Price (Cdn.$)	Volume
2011
September	88.70	69.70	20,566,316
October	84.50	63.93	18,025,058
November	83.75	68.80	18,683,585
December	73.00	66.00	13,679,416

2012
January	81.90	69.15	17,078,905
February	85.84	80.02	13,308,373
March	89.17	80.03	15,762,939
April	88.05	83.72	12,372,357
May	88.00	77.85	15,603,721
June	90.90	77.50	14,325,041
July	98.16	89.66	16,418,357
August	100.59	92.78	15,764,042
September (1 - 21)	102.71	96.09	11,598,784

Our common shares also trade on the New York Stock Exchange (the “NYSE”) under the symbol “AGU”. The following table sets out the high and low prices and trading volumes of our common shares on the NYSE for the periods indicated for the twelve-month period preceding the date of this Prospectus Supplement:

Month	High Price (U.S.$)	Low Price (U.S.$)	Volume
2011
September	90.17	66.60	30,623,114
October	85.25	60.15	34,333,247
November	82.88	65.68	30,208,580
December	72.34	63.39	20,304,352

2012
January	81.59	68.43	25,266,953
February	86.62	80.22	23,609,776
March	89.90	79.85	22,690,020
April	89.25	83.41	13,556,110
May	89.35	76.22	26,330,556
June	88.87	74.28	22,777,810
July	97.64	87.46	22,265,626
August	101.89	92.40	24,897,773
September (1 - 21)	106.10	96.95	12,932,039

INTEREST COVERAGE RATIOS

The following interest coverage ratios are calculated on a consolidated basis for each of the twelve month periods ended December 31, 2011, based on audited financial information, and June 30, 2012, based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this Prospectus Supplement in accordance with Canadian disclosure requirements. The following ratios give effect to the issuance of the debentures being offered hereby and the application of the net proceeds therefrom as described under the “Use of Proceeds”. See “Use of Proceeds” and “Consolidated Capitalization” in this Prospectus Supplement. These ratios do not purport to be indicative of interest coverage ratios for any future periods.

	December 31, 2011	June 30, 2012
Interest coverage (1)

Note:

(1)

Interest coverage is equal to our consolidated net earnings attributable to equity holders of Agrium before borrowing costs and income taxes divided by our borrowing costs for the relevant period, subject to the adjustments described above.

After adjusting for the issuance and sale of the debentures being offered hereby and the application of the net proceeds therefrom as described under the “Use of Proceeds”, our borrowing costs amounted to approximately U.S.$             million and U.S.$             million for the twelve month periods ended December 31, 2011 and June 30, 2012, respectively, and our consolidated net earnings attributable to equity holders of Agrium before adjusted borrowing costs and income tax expense for the twelve month periods ended December 31, 2011 and June 30, 2012 was approximately U.S.$             million and U.S.$             million, respectively, which is              times and              times our adjusted borrowing costs requirements for such periods, respectively.

CERTAIN INCOME TAX CONSIDERATIONS

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the debentures having regard to their own particular circumstances, including any consequences of an investment in the debentures arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences generally applicable to a purchaser of debentures pursuant to this Prospectus Supplement who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the debentures in carrying on business in Canada, deals at arms’ length with Agrium and any transferee who is resident in Canada for the purposes of the Tax Act and to whom the purchaser assigns or otherwise transfers a note, and holds the debentures as capital property (each such purchaser referred to herein as a “Non-Resident Holder”). The summary does not apply to Non-Resident Holders that are “financial institutions” within the meaning of section 142.2 of the Tax Act or to Non-Resident Holders that carry on an insurance business in Canada or elsewhere and any such Non-Resident Holders should obtain independent advice as to the tax consequences of acquiring, holding and disposing of the debentures.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, applicable jurisprudence, counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder, which have been publicly announced by the Department of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring and holding the debentures.

The payment of interest on the debentures by Agrium to a Non-Resident Holder, including any amounts paid or credited by Agrium to a Non-Resident Holder as, on account of, in lieu of or in satisfaction of interest on the debentures, will not be subject to withholding under the Tax Act. There will be no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the debentures or the receipt of interest on the debentures by a Non-Resident Holder.

Certain U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of debentures by U.S. Holders (as defined below) who purchase debentures in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the debentures as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances nor does it deal with U.S. Holders that are subject to special tax rules, such as (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market accounting method; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a debenture as part of a straddle, hedge conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the U.S. dollar; or (vii) U.S. expatriates. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the debentures and does not address any U.S. federal alternative minimum tax, U.S. federal gift, estate or other non-income tax, or state, local or non-U.S. tax consequences of the purchase, ownership and disposition of debentures. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, administrative rulings, and judicial decisions under the Code, all as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences significantly different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary. No ruling has been or will be obtained from the IRS regarding any matter discussed herein. Counsel has not rendered any legal opinion regarding any tax consequences related to this Prospectus Supplement.

Persons considering the purchase, ownership or disposition of debentures should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or non-U.S. taxing jurisdiction.

As used in this section, the term “U.S. Holder” means a beneficial owner of a debenture that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has a valid election in effect to be so treated under applicable U.S. Treasury regulations.

If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds a debenture, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a debenture should consult its own tax advisors.

Debentures Subject to Contingency

We will be required to make an offer to repurchase all of the debentures at a price equal to 101% of their principal amount plus accrued and unpaid interest upon the occurrence of a Change of Control Repurchase Event. See “Description of the Debentures – Change of Control”. It is possible that our offer to repurchase the debentures at a premium could implicate the provisions of Treasury regulations relating to “contingent payment debt instruments”. If the debentures were characterized as contingent payment debt instruments, a U.S. Holder might, among other things, be required to accrue interest income in different amounts and at different times than the stated interest on the debentures and to treat any gain recognized on the sale or other disposition of a debenture as ordinary income rather than as capital gain.

We intend to take the position that the likelihood of such repurchase of the debentures at a premium is remote, and thus, that the debentures should not be treated as contingent payment debt instruments. Our determination that such a contingency is remote is binding on a U.S. Holder unless such U.S. Holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination, however, is not binding on the IRS, and the IRS could challenge this determination.

The remainder of this disclosure assumes that our determination that such a contingency is remote is correct. The Treasury regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the Treasury regulations is not certain. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the special rules related to contingent payment debt instruments.

Payments of Interest

Interest on a debenture will generally be includible by a U.S. Holder as ordinary income at the time the interest is received or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest paid on a debenture is income from sources outside the United States for purposes of computing the foreign tax credit allowable to a U.S. Holder. For U.S. foreign tax credit purposes, interest on a debenture generally will constitute “passive category income” or “general category income”. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the credit under their particular circumstances.

Original Issue Discount

It is not expected that the debentures will be issued with original issue discount (“OID”). If, however, the stated redemption price of a debenture exceeds its issue price by more than a de minimis amount, a U.S. Holder will be required to treat such excess amount as OID, which is treated for U.S. federal income tax purposes as accruing over the term of the debenture as interest income. Such U.S. Holder’s adjusted tax basis in a debenture would be increased by the amount of any OID included in such U.S. Holder’s gross income. In compliance with Treasury regulations, if we determine that the debentures have OID, we will provide certain information to the IRS and U.S. Holders that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange, Retirement or Other Disposition of the Debentures

For U.S. federal income tax purposes, a U.S. Holder’s initial tax basis in a debenture will generally be the amount such U.S. Holder paid for the debenture. Upon the sale, exchange, retirement or other disposition of a debenture, a U.S. Holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the debenture. Such gain or loss generally will constitute long-term capital gain or loss if the debenture was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% tax on “net investment income” including, among other things, interest and net gain from disposition of property (other than property held in a trade or business). U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of debentures.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of interest on a debenture and payments of the proceeds from a sale or other taxable disposition of a debenture made to U.S. Holders other than certain exempt recipients (such as corporations). In addition, backup withholding (currently at a rate of 28%) may apply to such payments if such U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under those rules may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may be refundable to the extent it exceeds such liability if the U.S. Holder furnishes required information to the IRS in a timely manner. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the debentures) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of debentures.

The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the debentures, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

UNDERWRITING

We intend to offer the debentures through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and Scotia Capital (USA) Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement dated the date of this Prospectus Supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of debentures listed opposite their names below:

Underwriter	Principal Amount of Debentures
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	U.S.$
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Total	U.S.$500,000,000

The purchase agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the debentures if any are purchased. We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the U.S. Securities Act or to contribute to payments which the underwriters may be required to make in respect thereof.

The underwriters are offering the debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel, including the validity of the debentures, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The debentures are not being offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any debentures purchased by it in Canada or to any resident of Canada, and that any selling agreement or similar agreement with respect to the debentures will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

The underwriters have advised us that they propose to offer the debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a concession not in excess of     % of the principal amount of the debentures. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers, not in excess of     % of the principal amount of the debentures. After the initial public offering of the debentures, the public offering price, concessions and discounts may be changed. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the debentures is less than the gross proceeds paid to us by the underwriters. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The expenses of the offering, not including the underwriting commissions, are estimated to be approximately U.S.$1.0 million and are payable by us.

New Issue of Debentures

The debentures are a new issue of securities with no established trading market. The debentures will not be listed on any securities exchange or quoted on any automated dealer quotation system. The underwriters may make a market in the debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures or that an active trading market for the debentures will develop. If an active trading market for the debentures does not develop, the market price and liquidity of the debentures may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, in order to facilitate the offering of the debentures, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the debentures. If the underwriters create a short position in the debentures in connection with the offering, i.e., if they sell more debentures than are on the cover page of this Prospectus Supplement, the underwriters may reduce that short position by purchasing debentures in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the debentures. In addition, neither we, nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships and Conflicts of Interest

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates in the ordinary course of business for which services they have received, and may in the future receive, customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposures by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the debentures offered hereby. Any such short positions could adversely affect future trading prices of the debentures offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Also, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and Scotia Capital (USA) Inc. is, directly or indirectly, an affiliate of a bank or other financial institution (the “bank”) that is a lender to us under the Revolving Credit Facility, our other credit facilities and/or our floating rate bank loans due 2013 and 2013-2016 (collectively, the “bank loans”) and to which we are presently indebted. Accordingly, we may be considered to be a connected issuer of each of these underwriters under applicable Canadian securities legislation. As at August 31, 2012, approximately $222.1 million was owed to the banks under our bank loans. The indebtedness under our bank loans is unsecured. We are in compliance with all material terms of the agreements governing the bank loans and none of the banks has waived any material breach by us of such agreements since their execution. In addition, we act as guarantors under certain credit facilities of some of our subsidiaries. As at August 31, 2012, approximately $52.6 million was guaranteed by us under such credit facilities. See notes to the consolidated capitalization table under “Consolidated Capitalization”. Our financial position has not changed substantially and adversely since the indebtedness under these facilities was incurred.

As a consequence of their participation in the offering, the underwriters affiliated with the banks will be entitled to share in the underwriting commission relating to the offering of the debentures. The decision to distribute the debentures hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters and the banks did not have any involvement in such decision or determination.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (the “EEA”) that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the debentures may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the debentures that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the debentures may be offered to the public in that Relevant Member State at any time: (a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons per Relevant Member State (other than qualified investors as defined below) subject to obtaining the prior consent of the underwriters for any such offer; or (d) in any other circumstances which do not require the publication by Agrium of a prospectus pursuant to Article 3 of the Prospectus Directive. Each purchaser of debentures which are the subject of this Prospectus Supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive. As used above, the expression “offered to the public” in relation to the debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the debentures so as to enable an investor to decide to purchase or subscribe for the debentures, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. The EEA selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

Each Underwriter may only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the debentures in circumstances in which Section 21(1) of the FSMA does not apply to Agrium. This Prospectus Supplement and the accompanying Prospectus are only directed at (a) persons outside the United Kingdom, (b) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this Prospectus Supplement and the Prospectus relates may be made available only to, and may be engaged only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (b) or (c) above).

Notice to Prospective Investors in Switzerland

The debentures may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland and neither this Prospectus Supplement and the accompanying Prospectus nor any other solicitation for investments in the debentures may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This Prospectus Supplement and the accompanying Prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. Neither this Prospectus Supplement nor the accompanying Prospectus is a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. The debentures will not be listed on any Swiss stock exchange or other Swiss regulated market and this Prospectus Supplement and the accompanying Prospectus may not comply with the information required under the relevant listing rules. The debentures have not been registered with the Swiss Federal Banking Commission and have not been authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the debentures.

LEGAL MATTERS

Certain legal matters in respect of the debentures will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, with respect to matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to matters of U.S. law. The underwriters will be represented by Shearman & Sterling LLP, with respect to matters of U.S. law.

The partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class.

EXPERTS

Our consolidated financial statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for each of the years in the two-year period ended December 31, 2011, which are incorporated by reference in the accompanying Prospectus, have been audited by KPMG LLP, our independent registered public accounting firm, as indicated in their report dated February 23, 2012, which is also incorporated by reference therein, and have been so incorporated upon the authority of said firm as experts in accounting and auditing. For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF (as defined herein).

A. Dave Mackintosh, P.Geo., of ADM Consulting Limited and Erika D. Stoner, P.Eng., an employee of Agrium, each prepared certain sections of the Vanscoy Technical Report dated February 15, 2012 in accordance with NI 43-101 on behalf of Agrium. As of September 24, 2012, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited, did not hold any registered or beneficial interests, directly or indirectly, in the securities of Agrium or its associates or affiliates. Erika D. Stoner, P.Eng., is an employee of Agrium and holds beneficially, directly or indirectly, less than 1% of any class of Agrium’s securities.

DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of the debentures offered hereunder. The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of, the accompanying Prospectus:

(a)	our annual information form dated February 23, 2012 (“AIF”) for the year ended December 31, 2011;

(b)	our management proxy circular dated March 23, 2012 (“Proxy Circular”) relating to the annual general meeting of our shareholders held on May 11, 2012;

(c)

our audited annual financial statements, consisting of our consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and our consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2011, together with the notes thereto and the report of our independent registered public accounting firm thereon (“Annual Financial Statements”);

(d)	our Annual MD&A;

(e)

our unaudited interim financial statements, consisting of our consolidated balance sheets as at June 30, 2012 and 2011 and our consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the three and six-month periods ended June 30, 2012 and 2011, together with the notes thereto (“Interim Financial Statements”);

(f)	our management’s discussion and analysis for the six-month period ended June 30, 2012 (“Interim MD&A”); and

(g)	our Viterra Material Change Report.

Any statement contained in this Prospectus Supplement and the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein for the purposes of this offering, shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the offering of our securities, including the debentures. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus Supplement or included or incorporated by reference in the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and file such information with, or furnish such information to, the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with, or furnish to, the SEC may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. You may read and copy any document that we have filed with, or furnished to, the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms and copying charges. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download public documents that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada under our profile at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (i) our AIF; (ii) our Proxy Circular; (iii) our Annual Financial Statements; (iv) our Annual MD&A; (v) our Interim Financial Statements; (vi) our Interim MD&A; (vii) our Viterra Material Change Report; (viii) the consent of KPMG LLP; (ix) the consent of Blake, Cassels & Graydon LLP; (x) the consent of ADM Consulting Limited; (xi) the consent of A. Dave Mackintosh, P.Geo.; (xii) the consent of Erika D. Stoner, P.Eng.; (xiii) powers of attorney of our directors and officers; (xiv) the Original Indenture; (xv) the Supplemental Indenture; (xvi) the statement of eligibility of the Trustee on Form T-1; and (xvii) the form of purchase agreement.

Base Shelf Prospectus

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 2, 2012

Agrium Inc.

U.S.$2,500,000,000

Common Shares

Preferred Shares

Subscription Receipts

Debt Securities

Units

We may from time to time offer and issue to the public in one or more series or issuances our common shares (“Common Shares”), our preferred shares (“Preferred Shares”), our subscription receipts (“Subscription Receipts”), one or more series of our unsecured debt securities consisting of debentures, notes or other unsecured evidence of indebtedness (“Debt Securities”) and/or our units comprised of one or more of the other securities described in this prospectus in any combination (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts and Debt Securities, the “Securities”) in an aggregate initial offering price of up to U.S.$2,500,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25 month period that this prospectus, including any amendments hereto, remains valid. The aggregate initial offering price shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us. Debt Securities will rank pari passu with all of our other unsecured and unsubordinated indebtedness.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets and the assets of our officers and directors and the experts named herein are located outside the United States.

Securities may be offered separately or together, in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any Securities offered will be described in one or more prospectus supplements, which will accompany this prospectus, including where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price or the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares, Preferred Shares or Debt Securities, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms; and (v) in the case of Units, the number of Units being offered, the designation and terms of the Units and of the securities comprising the Units, the offering price and any other specific terms. We may also include in a prospectus supplement specific terms pertaining to Securities which are not within the options and parameters set forth in this prospectus.

All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, such delivery to be effected in the case of United States purchasers through the filing of such prospectus supplement or prospectus supplements with the U.S. Securities and Exchange Commission (the “SEC”). Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We may sell Securities to or through underwriters or dealers purchasing as principals, and may also sell Securities to one or more purchasers directly, in accordance with applicable securities laws, or through agents. See “Plan of Distribution”. The applicable prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Securities, and will set forth the specific terms of the offering of Securities, including the method of distribution of such Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Unless otherwise specified in the applicable prospectus supplement, each series or issue of Preferred Shares, Subscription Receipts, Debt Securities or Units will be a new issue of such securities with no established trading market. The Common Shares and/or the Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the Common Shares and/or the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Common Shares and/or the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Common Shares and/or the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.

Our Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “AGU”. On March 30, 2012, the last trading day before the date of this prospectus, the closing price of the Common Shares on the TSX was Cdn.$86.09 per Common Share, and the closing price of the Common Shares on the NYSE was U.S.$86.37 per Common Share. Unless otherwise specified in the applicable prospectus supplement, the Preferred Shares, Subscription Receipts, Debt Securities and Units will not be listed on any securities or stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities and the Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities and the Units and the extent of our regulation.

Investing in the Securities offered by this prospectus involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

Our head and registered office is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8.

-i-

DEFINITIONS AND OTHER MATTERS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and in any prospectus supplement to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries, any partnership of which Agrium Inc. and its subsidiaries are the partners and our significant equity investments and joint ventures.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the SEC. Under the registration statement, we may, from time to time, sell any of the Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$2,500,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

We prepare our consolidated financial statements in accordance with IFRS, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP.

Our mineral reserves have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resource are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

EXCHANGE RATES

In this prospectus, references to “dollars”, “$”, and “U.S.$” are to U.S. dollars, and references to “Cdn.$” are to Canadian dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus varies depending on the date and context of the information contained herein.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average exchange rates during such periods, and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada noon rate for U.S. dollars.

	Year Ended December 31,
	2009	2010	2011
Rate at end of period	0.9555	1.0054	0.9833
Average rate for period	0.8797	0.9713	1.0117
High for period	0.9716	1.0054	1.0583
Low for period	0.7692	0.9278	0.9430

On March 30, 2012, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada noon rate for U.S. dollars, was Cdn.$1.00 = U.S.$1.0009.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included or incorporated by reference in this prospectus or in any applicable prospectus supplement constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the Securities Act (Alberta) and certain other provincial securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) (collectively, “forward-looking statements”). Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	our key corporate goals, including expansion and growth of our business and operations;

•

estimates, forecasts and statements as to management’s expectations with respect to, among other things, business, growth, demand and financial prospects, financial multiples and accretion estimates, future trends, plans, objectives and expectations;

•	key drivers for our business and industry trends;

•	future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	anticipated tax rates;

•	business strategies and plans for implementing them;

•	future crop input sales and prices;

•	availability of raw materials;

•	risk mitigation activities;

•	environmental and civil liabilities; and

•	our future results and plans, including any expected synergies and benefits received from, and our integration plans relating to, our recent, proposed and future acquisitions and dispositions.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus or in any prospectus supplement or in any document incorporated by reference herein or therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained in this prospectus or in any prospectus supplement or in any document incorporated by reference herein or therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements are set forth in the relevant documents incorporated by reference herein.

The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis of operations and financial condition for the fiscal year ended December 31, 2011 (“Annual MD&A”) incorporated by reference herein and in particular the sections headed “Key Business Sensitivities”, “Enterprise Risk Management - Key Business Risks” and “Key Assumptions and Risks in Respect of Forward-Looking Statements” at pages 38, 70 and 76, respectively, therein, and are also discussed in the “Risk Factors” section in this prospectus. Consequently, all of the forward-looking statements made in or incorporated by reference in this prospectus, or in any applicable prospectus supplement, are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward- looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, (403) 225-7000.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	our annual information form dated February 23, 2012 (“AIF”) for the year ended December 31, 2011;

(b)	our management proxy circular dated March 22, 2011 (“Proxy Circular”) relating to the annual general meeting of our shareholders held on May 10, 2011;

(c)	our audited annual financial statements, consisting of our consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and our consolidated statements of operations, cash flows, comprehensive income and shareholders’ equity for each of the years in the two-year period ended December 31, 2011, together with the notes thereto and the report of independent registered public accounting firm thereon (“Annual Financial Statements”);

(d)	our material change report dated March 20, 2012 in respect of our agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”) upon completion of Glencore’s acquisition of Viterra (“Material Change Report”); and

(e)	our Annual MD&A.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus or otherwise referred to above, including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial reports, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports, filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is included in a report filed or furnished on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Securities of which this prospectus forms a part.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary in order to make a statement in the light of the circumstances under which it was made, not misleading. Any statement so modified or superseded shall not be deemed, except to the extent so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual audited consolidated financial statements together with the notes thereto and the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with and, where required, accepted by the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements, and all unaudited interim financial reports, material change reports, business acquisition reports and management proxy circulars (other than a management proxy circular relating to an annual meeting of shareholders) filed prior to the commencement of our financial year in which the new annual information form was filed no longer shall be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Securities hereunder. Upon interim financial reports and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim financial reports and the accompanying management’s discussion and analysis filed prior to the new interim financial reports shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder and upon a new management proxy circular relating to an annual meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

One or more prospectus supplements containing the specific variable terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of any such prospectus supplement, but only for the purposes of the offering of the Securities covered by any such prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Canada Business Corporations Act. Most of our directors and officers, and most of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) our AIF; (ii) our Proxy Circular; (iii) our Annual Financial Statements; (iv) our Annual MD&A; (v) our Material Change Report; (vi) the consent of KPMG LLP; (vii) the consent of Blake, Cassels & Graydon LLP; (viii) the consent of ADM Consulting Limited; (ix) the consent of A. Dave Mackintosh, P. Geo.; (x) the consent of Erika D. Stoner, P. Eng.; (xi) powers of attorney of our directors and officers; (xii) the Indenture (as defined herein); and (xiii)  statement of eligibility on Form T-1 of the Trustee (as defined herein).

RISK FACTORS

You should consider carefully the risk factors set forth below and incorporated herein by reference as well as other information contained in and incorporated by reference in this prospectus, and in the applicable prospectus supplement or prospectus supplements, particularly in our current annual information form and annual and interim management’s discussion and analysis, before purchasing the Securities offered hereby.

Risks relating to the Securities

The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership.

Substantially all of our business activities are conducted by our direct and indirect wholly-owned subsidiaries and AGRIUM, a general partnership organized under the laws of Alberta (the “Agrium Partnership”). The Debt Securities will be obligations exclusively of Agrium Inc. Neither our subsidiaries nor the Agrium Partnership will guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will, therefore, be effectively subordinated to all existing and future obligations of our subsidiaries and the Agrium Partnership as a result of Agrium Inc. being a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries or the Agrium Partnership, creditors of Agrium Inc. (including the holders of the Debt Securities), as well as shareholders of Agrium Inc., will have no right to proceed against the assets of such subsidiaries or the Agrium Partnership or to cause the liquidation or bankruptcy of the subsidiaries or the Agrium Partnership under applicable bankruptcy laws. Creditors of such subsidiaries or the Agrium Partnership would be entitled to payment in full from such assets before Agrium Inc., as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries and the Agrium Partnership will have priority with respect to the assets and earnings of such subsidiaries and the Agrium Partnership over the claims of creditors of Agrium Inc., including claims under the Debt Securities except to the extent that Agrium Inc. may itself be a creditor with recognized claims against the subsidiaries or the Agrium Partnership ranking at least pari passu with such other creditors, in which case the claims of Agrium Inc. would still be effectively junior to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership and would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership senior to that held by Agrium Inc. As of December 31, 2011, Agrium Inc.’s subsidiaries (including for greater certainty Profertil S.A.) and the Agrium Partnership had approximately $3,962 million of total liabilities (excluding intercompany liabilities). There are no terms of the Debt Securities that limit the ability of our subsidiaries and the Agrium Partnership to incur additional indebtedness.

There can be no assurance as to the liquidity of the trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units or that a trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units will develop.

Prior to an offering of Preferred Shares, Subscription Receipts, Debt Securities or Units, there will be no public market for the Preferred Shares, Subscription Receipts, Debt Securities or Units. There can be no assurance that an active trading market for the Preferred Shares, Subscription Receipts, Debt Securities or Units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities or Units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities or Units, and the extent of issuer regulation.

The Common Shares may be subject to price and volume fluctuations, and the market price for the Common Shares following an offering may drop below the offering price.

In recent years, securities markets have experienced considerable price and volume volatility, and the market prices of securities of many companies have been subject to wide fluctuations not necessarily indicative of the operating performance, underlying asset values, success or prospects of such companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade, suggests that the trading price of the Common Shares may continue to be volatile. These fluctuations may affect the price of the Common Shares following an offering, and the market price of the Common Shares may drop below the offering price. As a result of this volatility, you may not be able to sell your Common Shares at or above the offering price.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Our ability to service our indebtedness and to pay dividends on our Common Shares or Preferred Shares is dependent on the operating cash flow of our subsidiaries and the Agrium Partnership.

As a result of Agrium Inc. being a holding company, Agrium Inc.’s operating cash flow and its ability to service its indebtedness, including the Debt Securities, or to pay dividends on our Common Shares or Preferred Shares, is dependent upon the operating cash flow of its subsidiaries and the Agrium Partnership and the payment of funds by such subsidiaries and the Agrium Partnership to Agrium Inc. in the form of loans, dividends or other payments. Our subsidiaries and the Agrium Partnership have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities, the Common Shares or the Preferred Shares or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Agrium Inc. by its subsidiaries and the Agrium Partnership may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and the Agrium Partnership and are subject to various business and other considerations.

AGRIUM

We are a retailer of agricultural products and services in the United States, Canada, Argentina, Chile, Uruguay and Australia and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2011, we reported our business through three business units and a fourth non-operating business unit for Corporate and inter-company eliminations. The three operating business units are Retail, Wholesale and Advanced Technologies.

Retail

Our Retail business unit markets crop nutrients, protection products, seed, application and other agronomic services and livestock-related products and services through 1,177 retail locations in the United States, Canada, Australia (including franchise outlets), Argentina, Chile and Uruguay. The Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale activity of crop protection products to other retail operations.

Crop nutrients accounted for approximately 44 percent of Retail’s total sales in 2011. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each grower’s field based on soil fertility tests or plant tissue sampling. We offer custom crop nutrient application services and employ a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of our crop nutrient application rigs are also capable of precision application using global positioning system (“GPS”) technology, which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Our retail crop protection business was approximately 33 percent of Retail’s total sales in 2011. Glyphosate represented approximately 9 percent of our Retail crop protection sales in 2011 and is increasingly combined with other crop protection products such as fungicides to maximize effectiveness. Similar to crop nutrient application, we employ a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight. We sell private label crop protection products through Loveland Products, Inc. (“Loveland”) in North and South America.

Due to the growth of yields and the associated rise and price of genetically modified seed in North America, our Retail business unit has significantly grown its seed business with an average annual sales growth rate of 38 percent over the last three years. In addition to Dyna-Gro seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

As a result of our acquisition of the Landmark business in Australia, in addition to crop nutrient, crop protection and seed, Retail also now offers a wide variety of livestock-related merchandise, including fencing, animal identification merchandise and various animal health products and services in Australia. Some of Landmark’s subsidiaries are also involved in the export of cattle and wool.

Our Retail business unit offers several agronomic services in addition to the custom application services and soil and petiole testing. We own and operate a laboratory in California where soil and petiole tests are performed. In the Western United States, we use a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations. In Australia, Retail offers various other services including wool sales and marketing, livestock auction services, insurance and real estate agency.

Wholesale

Our Wholesale business unit manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

Wholesale owns and operates five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas, United States. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the United States. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline to the Western Cornbelt. Wholesale has a 50 percent joint venture ownership in a nitrogen facility located in Bahia Blanca, Argentina (Profertil). Product from Profertil is sold within Argentina and to other South American destinations. We also own and operate a number of facilities that upgrade ammonia and urea to other products such as urea ammonium nitrate solutions and nitric acid. Total annual capacity of these nitrogen plants is more than five million product tonnes (which includes our share of Profertil’s production). In addition, we hold a 26 percent interest in a urea facility located in Egypt, which we acquired in early 2009.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Current nameplate capacity of this plant is just over two million product tonnes, and is expected to increase to approximately 3.0 million product tonnes upon completion of our brownfield expansion project, which was announced in December 2011. The new capacity is expected to come on line in 2014 and ramp up to full capacity by 2017. Approximately 52 percent of Vanscoy’s potash production is sold internationally.

Our Redwater, Alberta facility produces sulphur and phosphate-based fertilizers. Phosphate rock is supplied by our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility is located at Conda, Idaho, United States. Our Rasmussen ridge rock mine in Caribou County, Idaho, United States supplies our Conda facility, having moved from our Dry Valley rock mine in 2011. Total capacity of these plants is approximately 1.2 million product tonnes. Products produced at these plants are primarily marketed within North America.

In September 2011, Agrium signed an agreement with OCP S.A. (“OCP”) of Morocco for the long-term supply of phosphate rock to our Canadian Redwater phosphate facility. The contract will begin in the second half of 2013 and extend to 2020. This new supply of phosphate rock from OCP will replace the phosphate rock currently supplied from Kapuskasing, Ontario due to closure of the mine in 2013.

In addition to the above production plants, Wholesale operates several fertilizer granulation and blending plants in the United States.

Advanced Technologies

Our Advanced Technologies business unit is a producer of enhanced efficiency fertilizers, including controlled-release crop nutrient technologies and professional products. Advanced Technologies utilizes urea produced at our Wholesale Carseland facility in their production of ESN® and Duration®.

Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients and micronutrients that are sold to the crop nutrient industry worldwide. Our Advanced Technologies business unit has numerous arrangements with distributors in North America. Controlled-release and micronutrient technology products are produced in six production facilities located in the United States at Sylacauga, Alabama, Reese, Michigan, Fairbury, Nebraska and New Madrid, Missouri and in Canada at Courtright, Ontario and Carseland, Alberta. Advanced Technologies completed construction of a new controlled-release nutrient production facility at New Madrid, Missouri in 2010 and acquired, through its acquisition of International Mineral Technologies (“Tetra Micronutrients”), a micronutrients production facility at Fairbury, Nebraska in 2011.

The acquisition of Tetra Micronutrients, a specialty producer, marketer and distributor of custom liquid plant nutrition and dry micronutrients represents a strong addition to our Advanced Technologies and Retail businesses. Advanced Technologies will operate and market product from Tetra Micronutrient’s dry granular facility, while Loveland will assume operation of its liquid facility and market production directly to Retail’s customers.

Professional products include the sale of controlled-release nutrients and pest control products, primarily in North America, to the professional turf market (golf courses and lawn care companies), horticultural market (greenhouse, nursery, specialty agriculture), and the structural pest control industry (residential and commercial structures). Professional products are marketed through a network of distributors through a direct to market approach. Professional products are purchased from suppliers or produced in four production facilities located in the United States at Sylacauga, Alabama and in Canada at Brighton, Putnam and Courtright, all in Ontario.

Advanced Technologies launched Direct Solutions, a new direct-to-market sales division, in September 2010 as a result of the transfer of the professional turf and ornamental business from Retail. The Direct Solutions division has over 100 industry professional field representatives across North America and is intended as a one-stop supplier of products directly to the turf and ornamental markets (e.g., golf, lawn and landscape, turf, nursery and greenhouse markets). The Direct Solutions business was augmented in 2011 by the acquisition of Evergro Canada, which provides professional turf and ornamental solutions and products to the Western Canada market.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the Common Shares and/or Preferred Shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As at December 31, 2011, 157,821,735 Common Shares were issued and outstanding, and no Preferred Shares were outstanding.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. Each Common Share entitles the holder to one vote, except at meetings at which only holders of Preferred Shares of one or more series are entitled to vote. The holders of Common Shares are entitled to participate rateably in any dividends that may be declared by the directors of Agrium on the Common Shares. If Agrium is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of Common Shares are entitled to a pro rata share of the assets of Agrium after payment of all liabilities, obligations and amounts payable in those circumstances to the holders of our Preferred Shares. There are no pre-emptive or conversion rights attaching to the Common Shares and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our Common Shares in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the holders of Common Shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or rejected by a majority vote of the shareholders voting on such matter.

Preferred Shares

Preferred Shares may be issued at any time and from time to time in one or more series, and the board of directors of Agrium may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series, and are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of Agrium in the event of a liquidation, dissolution or winding up of Agrium.

Except as provided by the Canada Business Corporations Act, the holders of Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of Agrium unless and until Agrium fails to pay in the aggregate eight cumulative dividends on that series of Preferred Shares for any period as may be so determined by the directors, whether or not those dividends are consecutive and whether or not there are any moneys of Agrium properly applicable to their payment.

The provisions attaching to the Preferred Shares as a class may be added to, changed or removed, and the board of directors of Agrium may create shares ranking prior to the Preferred Shares, only with the approval of the holders of the Preferred Shares as a class, any such approval to be given by the holders of not less than 66 2/3% of the Preferred Shares in writing by the registered holders or by resolution at a meeting of such holders.

The specific terms of a series of Preferred Shares as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of Preferred Shares.

Shareholder Rights Plan

We are party to an amended and restated shareholder rights plan agreement dated May 12, 2010 (the “Rights Plan”) with CIBC Mellon Trust Company as rights agent, designed to encourage the equal and fair treatment of all shareholders in connection with an unsolicited take-over bid for Agrium. Under the Rights Plan, one right (a “Right”) has been issued and attached to each Common Share outstanding and will be attached to each Common Share subsequently issued.

Each Right entitles the holder thereof to purchase from us one Common Share at an exercise price equal to three times the market price per Common Share subject to adjustments (the “Exercise Price”). However, if a person becomes the beneficial owner of 20% or more of the outstanding Common Shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid or certain other exceptions, or announces the intent to commence a take-over bid, each Right (other than Rights beneficially owned by the offeror and certain related parties) shall constitute the right to purchase from us that number of Common Shares that have a market value at the date of occurrence equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (i.e. at a 50% discount).

A “Permitted Bid” under the Rights Plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

•	the bid is made to all owners of Common Shares on the books of Agrium;

•

the bid must remain open for at least 60 days and more than 50% of the outstanding Common Shares (other than Common Shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any Common Shares may be taken up and paid for; in addition, if 50% of the Common Shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

•

under the terms of the bid, Common Shares may be deposited at any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares so deposited may be withdrawn until taken up and paid for.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of (i) 35 days after the date of the take-over bid constituting the Competing Permitted Bid, and (ii) 60 days after the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

A copy of the Rights Plan has been filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com and with the SEC at www.sec.gov.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to this prospectus. Subscription Receipts may be offered separately or together with Common Shares, Preferred Shares or Debt Securities, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The following sets forth certain general terms and provisions of the Subscription Receipts offered under this prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with security regulatory authorities in Canada and with the SEC after it has been entered into by us.

The particular terms of each issue of Subscription Receipts will be described in the related prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts;
•	the price at which the Subscription Receipts will be offered;
•	the procedures for the exchange of the Subscription Receipts into Common Shares, Preferred Shares or Debt Securities;
•	the number of Common Shares, Preferred Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;
•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;
•	terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
•	material tax consequences of owning the Subscription Receipts; and
•	any other material terms and conditions of the Subscription Receipts.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against Agrium in respect of the conversion, exchange or exercise of such Subscriptions Receipts, as the case may be. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 203 of the Securities Act (Alberta), and is in addition to any other right or remedy available to original purchasers under section 203 of the Securities Act (Alberta) or otherwise at law. Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Agrium” refer only to Agrium Inc. without any of its subsidiaries or the Agrium Partnership through which it operates.

The Debt Securities will be issued under an indenture dated May 16, 2006 (the “Indenture”) entered into between Agrium and The Bank of New York Mellon, as successor to the Bank of New York Mellon Trust Company, National Association (formerly known as The Bank of New York Trust Company, N.A.), as successor to J.P. Morgan Trust Company, N.A. (the “Trustee”).

The Indenture is subject to and governed by the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. The securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as “Indenture Securities”.

The terms and conditions applicable to a series of Debt Securities will be established in accordance with the requirements of the Indenture for the specific Debt Securities and contained in the applicable prospectus supplement.

A copy of the Indenture is filed as an exhibit to the registration statement on Form F-10 with respect to the Securities. The following is a summary only of important provisions and definitions of the Indenture and the Debt Securities which describes certain general terms and provisions of the Debt Securities and is not intended to be complete. We urge you to review the Indenture carefully before making a decision to purchase any Debt Securities because it is the Indenture, and not this summary, that governs your rights as a holder of our Debt Securities. See “Where You Can Find More Information” for details concerning how you may obtain a copy of the registration statement, including the Indenture filed as an exhibit thereto.

General

The Indenture does not limit the aggregate principal amount of Indenture Securities that we may issue under the Indenture. The Indenture provides that Indenture Securities may be issued from time to time in one or more series and may be denominated in U.S. dollars or any foreign currency. Specific Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of securities denominated in a currency other than U.S. dollars. Unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

The applicable prospectus supplement will set forth the specific terms of a series of Debt Securities being offered by us and may include any or all of the following:

(a)	the specific designation of the Debt Securities of such series;

(b)	any limit upon the aggregate principal amount of the Debt Securities of such series;

(c)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities of such series will be payable;

(d)	the rate or rates at which the Debt Securities of such series will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue, or the method by which such date or dates will be determined and on which such interest will be payable and the regular record date, if any, for the payment of interest on Debt Securities of a series in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30 day months;

(e)	the place or places, if any, other than the office of an affiliate of the Trustee, where the principal of (and premium, if any, on) and any interest on the Debt Securities of a series will be payable and where Debt Securities in registered form may be surrendered for registration of transfer and where Debt Securities may be surrendered for exchange and, if different than the location specified in the Indenture, the place or places where notices or demands to or upon us in respect of the Debt Securities of a series and the Indenture may be served;

(f)	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities of a series may be redeemed, in whole or in part, at our option if we are to have that option;

(g)	our obligation, if any, to redeem, repay or purchase Debt Securities of a series pursuant to any sinking fund provision or at the option of the holder, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of a series will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities of a series will be issuable and, if other than denominations of $5,000, the denomination or denominations in which any bearer Debt Securities of a series will be issuable;

(i)	if other than the Trustee, the identity of each security registrar and/or paying agent;

(j)	if other than the principal amount thereof, the portion of the principal amount of Debt Securities of a series that will be payable upon acceleration of the maturity thereof upon the occurrence of an event of default or the method by which such portion shall be determined;

(k)	if other than U.S. dollars, the currency in which payment of the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series shall be payable or in which the Debt Securities of a series shall be denominated and the particular provisions applicable thereto;

(l)	whether the amount of payments of principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(m)	whether the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series are to be payable, at our election or at the election of a holder thereof, in a currency other than that in which the Debt Securities of a series are denominated or stated to be payable, the period or periods within which and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which the Debt Securities of a series are denominated or stated to be payable and the currency in which such Debt Securities of a series are to be so payable;

(n)	the designation of the initial exchange rate agent for a series of Debt Securities, if any;

(o)	any provisions in modification of, in addition to or in lieu of the defeasance provisions set forth in the Indenture that shall be applicable to the Debt Securities of a series;

(p)	any provisions granting special rights to the holders of Debt Securities of a series upon the occurrence of such events as may be specified;

(q)	any deletions from, modifications of or additions to the events of default or any of our covenants with respect to the Debt Securities of a series;

(r)	whether Debt Securities of a series are to be issued as registered securities, bearer securities (with or without coupons) or both; whether any Debt Securities of a series are to be issued in global form and, if so, the identity of the initial depository thereof;

(s)	the date as of which any bearer Debt Securities of a series and any temporary global Debt Security representing outstanding Debt Securities of a series will be dated;

(t)	the person to whom any interest on registered Debt Securities of a series shall be payable, if other than the person in whose name the Debt Security is registered at the close of business on the regular record date for such interest and the manner in which, or the person to whom, interest on any bearer Debt Securities of a series shall be payable;

(u)	if Debt Securities of a series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(v)	if other than described herein, whether and under what circumstances we will pay additional amounts on the Debt Securities of a series in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such additional amounts; and

(w)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Debt Securities of a series.

We reserve the right to set forth in a prospectus supplement specific terms of the Debt Securities that are not within the parameters set forth in this prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of the differing terms set forth in such prospectus supplement with respect to such Debt Securities.

Ranking

Unless otherwise indicated in any applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured and unsubordinated debt. We are a holding company that conducts our business through subsidiaries and the Agrium Partnership. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries and the Agrium Partnership. See “Risk Factors - The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership”.

Unless otherwise specified in the applicable prospectus supplement, other than the restriction on liens and sale and leaseback transactions set forth in the Indenture and described below, the Indenture does not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving us or any of our subsidiaries.

Form, Exchange and Transfer

A series of Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered and bearer securities. The Indenture also provides that a series of Debt Securities may be issuable in global form.

A prospectus supplement may indicate the places to register a transfer of Debt Securities. No service charge will be made for any registration of transfer or exchange of Securities, but we may, in certain circumstances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

(a)	issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before any selection for redemption of securities of that series and ending at the close of business on (i) if the series of our Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any registered Debt Security being redeemed in part;

(c)	exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer Debt Security, such bearer security may be exchanged for a registered Debt Security of that series and like tenor, provided that such registered Debt Security shall be simultaneously surrendered for redemption; or

(d)	issue, register the transfer of or exchange any of our Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, on) our Debt Securities will be made at the office or agency of the Trustee.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.

Global Securities

A series of our Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security may be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require that certain purchasers of securities have the ability to take physical delivery of such Debt Securities in definitive form.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Unless otherwise specified in the applicable prospectus supplement for a series of Debt Securities, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. Neither we, the Trustee nor any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

“Attributable Debt” means, with respect to any Sale/Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). “Net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

“Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries, all as set forth on the most recent balance sheet of us and our consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian generally accepted accounting principles.

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every capital lease obligation of such Person determined in accordance with Canadian generally accepted accounting principles, and (vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or secured or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise) assume, secure, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to Canadian generally accepted accounting principles, or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in Canadian generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

“Person” means any individual, corporation, partnership, association, trust, or any other entity or organization, including a government or any agency or political subdivision or instrumentality thereof.

“Sale/Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Subsidiary of ours, for a period of more than 12 months, of any real or personal property with a gross book value (without reduction of any reserve for depreciation) on the date of determination in excess of $1 million, which property has been or is to be sold or transferred by us or such Subsidiary to such Person in contemplation of such leasing.

“Shareholders’ Equity” means, at any date, the aggregate of the dollar amount of our outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in our most recent audited consolidated balance sheet.

“Significant Subsidiary” of a Person means a Subsidiary of such Person that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the U.S. Exchange Act.

“Subsidiary” of a Person means (i) any corporation, association, or other business entity (other than a partnership) more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Covenants

Limitation on Liens

The Indenture provides that we will not, and will not permit any Subsidiary of ours to Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any assets of ours or of any Subsidiary of ours, without in any such case effectively providing that the Indenture Securities shall be secured equally and ratably with (or prior to) such Debt provided, however, that the foregoing restrictions shall not apply to:

(a)	mortgages existing on the date the Indenture Securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)	mortgages on any property acquired or constructed by us or any Subsidiary of ours after the date of the Indenture that are created or assumed contemporaneously with or within 180 days after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)	existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not incurred in connection with such entity becoming a Subsidiary of ours;

(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute;

(f)	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d) or (e) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property); and

(g)	any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale/Leaseback Transactions entered into after the date of the Indenture (not including Attributable Debt in respect of any such Sale/Leaseback Transactions the proceeds of which are applied to the prepayment of outstanding Indenture Securities or other Debt of ours as set forth below under “Limitation on Sale/Leaseback Transactions”) would not then exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale/Leaseback Transactions

The Indenture provides that we will not, and will not permit any Subsidiary of ours to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Subsidiary of ours) unless:

(a)	at the time of entering into such Sale/Leaseback Transaction, we or such Subsidiary would be entitled to Incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a mortgage on a property subject to such Sale/Leaseback Transaction, pursuant to the provision of the covenant described under “Limitation on Liens” without equally and ratably securing the Indenture Securities pursuant to such provisions;

(b)	after the date on which Indenture Securities are first issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of us or such Subsidiary (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

(c)	during the 12-month period after the effective date of such Sale/Leaseback Transaction, we shall have applied to the voluntary defeasance or retirement of Indenture Securities or any Debt of ours (other than Indenture Securities or Debt that is held by us or any Subsidiary of ours or Debt of ours that is subordinate in right of payment to the Indenture Securities) an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount expended by us as set forth in clause (b) above), less an amount equal to the principal amount of such Indenture Securities and Debt voluntarily defeased or retired by us within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by us or any Subsidiary of ours during such period.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may not amalgamate or consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets, on a consolidated basis, to any Person unless (i) either we are the continuing corporation or such corporation or Person assumes by supplemental indenture all of our obligations under the Indenture (including the Debt Securities), (ii) immediately after the transaction no default or event of default shall exist, (iii) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia and (iv) we or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with. In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of ours or any Subsidiary would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “Limitation on Liens” above without equally and ratably securing the Indenture Securities or unless the Indenture Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of any of the Indenture Securities outstanding thereunder (except with respect to the authentication, transfer, exchange or replacement of such Indenture Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture), upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Defeasance”). Such trust may only be established if among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United State federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of Securities include holders who are not resident in Canada);

(c)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding a prior exercise of the Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may be released with respect to the Indenture Securities, from the “Limitation on Liens” covenant, the “Limitation on Sale/Leaseback Transactions” covenant, the “Consolidation, Merger and Sale of Assets” covenant and certain other covenants, and such omission shall not be deemed to be an event of default under the Indenture and the Indenture Securities outstanding thereunder upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Covenant Defeasance”). If we exercise the Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of outstanding Securities will not recognize income, gain or loss of United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada);

(c)	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

Events of Default

The Indenture provides that the following shall constitute events of default with respect to Indenture Securities of any series:

(a)	default in the payment of any interest or Additional Amounts (as defined below) on any Indenture Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) any Indenture Security of that series at its maturity;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Indenture Securities of that series;

(d)	breach or default in the performance of any covenant or agreement of ours in the Indenture, which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of all outstanding Indenture Securities affected thereby;

(e)	acceleration of or any failure to pay at final maturity any Debt of ours or any Subsidiary of ours in an aggregate amount in excess of the greater of $50 million or 5% of our Shareholders’ Equity;

(f)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary; and

(g)	any other events of default provided with respect to the Indenture Securities of that series.

If an event of default described in clause (a), (b) or (c) above occurs and is continuing with respect to Indenture Securities of any series, then in every such case the Trustee or the holders of not less than 25% in principal amount of outstanding Indenture Securities of that series may declare the principal amount (or, if the Indenture Securities of that series are original issue discount Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (d) or (g) above occurs and is continuing with respect to Indenture Securities of one or more series, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Indenture Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Indenture Securities of such affected series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Indenture Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of all outstanding Indenture Securities (as one class) may declare the principal amount (or, if the Securities of any series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

However, at any time after a declaration of acceleration with respect to the outstanding Indenture Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Indenture Securities of such series, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Indenture Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of all series affected by such event of default.

No holder of an Indenture Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Indenture Securities of that series, (b) the holders of at least 25% in principal amount of the outstanding

Indenture Securities of all series affected by such event of default (as one class) have made written request, and such holder or holders have offered reasonable indemnity to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of an Indenture Security for the enforcement of payment of the principal of, or any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security.

We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

Additional Amounts

All payments made by us under or with respect to the Indenture Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Indenture Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded holder”) (i) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Indenture Securities or the receipt of payments thereunder. We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Indenture Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (i) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Indenture Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii), but excluding any such Taxes on such holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Indenture Securities is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to an Indenture Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Modification of the Indenture and Waiver

Modification and amendment of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Indenture Securities of all series affected by such modification or amendment (as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Indenture Security of such affected series: (i) change the stated maturity of the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (ii) reduce the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (iii) reduce the amount of the principal of such outstanding Indenture Security payable upon the acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or the premium, if any, or interest on, such outstanding Indenture Security; (v) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (vi) reduce the percentage of outstanding Indenture Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Indenture Securities necessary to waive any past default or covenants except as otherwise specified.

The holders of a majority in principal amount of the outstanding Indenture Securities of any series, on behalf of all holders of outstanding Indenture Securities of such series, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in principal amount of outstanding Indenture Securities of all series with respect to which an event of default shall have occurred and be continuing, on behalf of the holders of all outstanding Indenture Securities such series, may waive such event of default, except a default in the payment of principal, premium or interest.

Provision of Financial Information

We shall file with the Trustee and transmit by mail to all holders of Indenture Securities, as their names and addresses appear in the security register, within 15 days after we file them with the SEC, copies of our annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule and regulation prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we shall continue to file with the SEC and provide the Trustee and holders of Indenture Securities (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles, provided, however, that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings.

Governing Law

The Indenture is and the Debt Securities will be governed by the laws of the State of New York.

Consent to Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submit to such jurisdiction.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	whether the Units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of Agrium, on a consolidated basis, since December 31, 2011.

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

The outstanding Common Shares are traded on the TSX under the trading symbol “AGU”. The following table sets forth the price range and trading volume of the Common Shares as reported by the TSX for the periods indicated.

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Closing Price (Cdn. $)	Volume (In 000’s)
2011
January	94.95	84.77	88.47	18,093,872
February	98.02	86.56	92.12	18,856,762
March	95.00	83.00	89.53	19,536,883
April	92.94	83.58	85.76	11,602,533
May	86.81	75.49	85.03	17,062,545
June	86.40	78.01	84.69	17,659,237
July	88.33	80.00	83.61	12,732,349
August	86.95	73.43	83.98	21,501,180
September	88.70	69.70	69.75	20,566,316
October	84.50	63.93	82.18	18,025,058
November	83.75	68.80	71.59	18,683,585
December	73.00	66.00	68.38	13,679,416

2012
January	81.90	69.15	80.83	17,078,905
February	85.84	80.02	84.18	13,308,373
March	89.17	80.03	86.09	15,762,939

The outstanding Common Shares are also traded on the NYSE under the trading symbol “AGU”. The following table sets forth the price range and trading volume of the Common Shares as reported by the NYSE for the periods indicated.

Month	High Price (U.S. $)	Low Price (U.S. $)	Closing Price (U.S. $)	Volume (In 000’s)
2011
January	95.80	84.88	88.39	46,578,625
February	99.14	87.12	95.08	52,353,692
March	97.88	83.85	92.26	46,248,437
April	96.20	86.40	90.43	27,984,471
May	91.57	77.98	88.06	39,372,456
June	88.89	79.49	87.76	37,399,415
July	93.49	85.02	87.38	25,824,472
August	89.09	74.00	85.96	39,642,879
September	90.17	66.60	66.66	30,623,114
October	85.25	60.15	82.29	34,333,247
November	82.88	65.68	69.99	30,208,580
December	72.34	63.39	67.11	20,304,352

2012
January	81.59	68.43	80.26	25,266,953
February	86.62	80.22	85.16	23,609,776
March	89.90	79.85	86.37	22,690,020

PRIOR SALES

We have not sold or issued any Common Shares or securities convertible into Common Shares during the twelve month period prior to the date hereof other than an aggregate of 310,140 Common Shares that were issued during this period upon the exercise of options (“Options”) granted pursuant to Agrium’s Stock Option and Tandem SAR Plan at a weighted average exercise price of $16.56 per Option for aggregate consideration of approximately $5.1 million.

INTEREST COVERAGE RATIO

The following interest coverage ratio for Agrium is calculated using financial information prepared in accordance with IFRS for the twelve-month period ended December 31, 2011 and is based on audited financial information. The coverage ratio set out below does not give effect to the issue of any Securities pursuant to this prospectus since the aggregate initial offering amount of Securities that will be issued hereunder and the terms of issue are not presently known. In addition, the interest coverage ratio set out below does not purport to be indicative of interest coverage ratios for any future period.

December 31, 2011
Interest coverage (1)	13.19

Note:

(1)	Interest coverage is equal to our consolidated net earnings attributable to equity holders of Agrium before borrowing costs and income taxes divided by our borrowing costs for the period.

Agrium’s borrowing costs amounted to approximately $158 million for the twelve month period ended December 31, 2011. Agrium’s consolidated net earnings attributable to equity holders of Agrium before borrowing costs and income tax expense for the twelve month period ended December 31, 2011 was approximately $2,084 million, which is 13.19 times Agrium’s borrowing cost requirements for this period.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities to or through one or more underwriters or dealers purchasing as principals, and may also sell Securities to one or more purchasers directly, in accordance with applicable securities laws, or through agents. Underwriters may sell Securities to or through dealers. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to us.

In connection with the sales of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the U.S. Securities Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

A prospectus supplement will identify each underwriter, dealer or agent engaged and any fees or compensation payable to the underwriters, dealers or agents in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the specific terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and the proceeds to us.

Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification from us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus or the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by the underwriters, dealers or agents who participate in the offering of Securities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series or issue of Preferred Shares, Subscription Receipts, Debt Securities or Units will be a new issue of securities with no established market for trading. Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list any of the Preferred Shares, Subscription Receipts, Debt Securities or Units on a national securities exchange. Any underwriters, dealers or agents to or through which Preferred Shares, Subscription Receipts, Debt Securities or Units are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given that a market for trading in Preferred Shares, Subscription Receipts, Debt Securities or Units of any series or issue will develop or as to the liquidity of any such market for Preferred Shares, Subscription Receipts, Debt Securities or Units, whether or not the Preferred Shares, Subscription Receipts, Debt Securities or Units are listed on a national securities exchange.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds to us resulting from the issuance of Securities will be used by us to reduce our outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures or for general corporate purposes. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, will be paid out of our general funds. From time to time, we may issue debt securities and incur additional indebtedness other than through the issue of Securities pursuant to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the issuance of Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities of any class.

EXPERTS

Our consolidated financial statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for each of the years in the two-year period ended December 31, 2011 incorporated by reference into this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report dated February 23, 2012 also incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF.

AUDITORS’ CONSENT

The Board of Directors of Agrium Inc.

We consent to the incorporation by reference in the short form base shelf prospectus of Agrium Inc. dated April 2, 2012, of our audit report dated February 23, 2012 on the consolidated balance sheets of Agrium Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada

April 2, 2012

U.S.$500,000,000

Agrium Inc.

    % Debentures due             , 20

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

RBC Capital Markets

Scotiabank

            , 2012